UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APR 15 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

04026225

PROCESSED
APR 16 2004
THOMSON FINANCIAL

Aegis Asset Backed Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0001174819
(Registrant CIK Number)

Form 8-K for April 14, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110187
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

105328 Aegis 2004-2
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 14, 2004.

AEGIS ASSET BACKED SECURITIES CORPORATION

By: ______________________________

Name: Stuart D. Marvin
Title: Executive Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(J) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AEGIS ASSET BACKED SECURITIES TRUST

Mortgage Pass-Through Certificates, Series 2004-2

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I of II)

$780,000,000 *(Approximate)*
Aegis Asset Backed Securities Trust
Mortgage Pass-Through Certificates, Series 2004-2

Aegis Asset Backed Securities Corporation
Depositor

Aegis
MORTGAGECORPORATION

Aegis Mortgage Corporation
Seller

April 2, 2004
1st Revision: April 7, 2004
2nd Revision: April 8, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$780,000,000 (Approximate)

Characteristics of the Certificates (a), (b), (c)

Offered Certificates	Original Certificate Balance	Coupon	Avg Life To Call (years)	Principal Lockout/ Window (months)	Final Sch. Maturity Date	Initial Credit Support	Expected Ratings (Moody's/S&P/Fitch)
Class A1	$172,000,000	(d)(e)	**2.53**	0 / 91	4/25/34	20.50%	Aaa/AAA/AAA
Class A2	$210,000,000	(d)(e)	**1.50**	0 / 49	4/25/34	20.50%	Aaa/AAA/AAA
Class A3	$58,504,000	(d)(e)	**6.25**	48 / 43	4/25/34	20.50%	Aaa/AAA/AAA
Class A4	$109,043,000	(d)(e)	**1.00**	0 / 24	4/25/34	20.50%	Aaa/AAA/AAA
Class A5	$86,453,000	(d)(e)	**4.47**	23 / 68	4/25/34	20.50%	Aaa/AAA/AAA
Class M1	$52,000,000	(d)(e)	**5.15**	39 / 52	4/25/34	14.00%	Aa2/AA/AA
Class M2	$44,000,000	(d)(e)	**5.10**	37 / 54	4/25/34	8.50%	A2/A/A
Class M3	$14,000,000	(d)(e)	**5.07**	37 / 54	4/25/34	6.75%	A3/A-/A-
Class B1	$10,000,000	(d)(e)	**5.07**	37 / 54	4/25/34	5.50%	Baa1/BBB+/BBB+
Class B2	$12,000,000	(d)(e)	**5.06**	36 / 55	4/25/34	4.00%	Baa2/BBB/BBB
Class B3	$12,000,000	(d)(e)	**5.05**	36 / 55	4/25/34	2.50%	Baa3/BBB-/BBB-

Notes:

(a) 100% Prepayment Assumption: 27% CPR for the adjustable-rate Mortgage Loans; 4.6% CPR in month 1 of the fixed-rate Mortgage Loans, building to 23% CPR by month 12. On and after month 12, 23% CPR.
(b) Transaction priced to a 10% clean-up call.
(c) The principal balance of each Class of Certificates is subject to a 5% variance.
(d) The lesser of (a) One-Month LIBOR plus the related margin and (b) the Net Funds Cap.
(e) If the 10% clean-up call is not exercised, the margins for the Class A Certificates will double and the margins for the Class M and Class B Certificates will increase by a 1.5x multiple.

Depositor: Aegis Asset Backed Securities Corporation

Seller: Aegis Mortgage Corporation

Master Servicer and Securities Administrator: Wells Fargo Bank, N. A.

Trustee: Wachovia Bank, National Association

Servicer: Ocwen Federal Bank FSB ("Ocwen"). Ocwen has a subprime mortgage servicer rating of "SQ2" from Moody's Investors Service ("Moody's), "Strong" from Standard and Poor's ("S&P") and "RPS2" from Fitch Ratings ("Fitch").

Initially, all of the Mortgage Loans will be serviced by Chase Manhattan Mortgage Corp. The servicing of all of the Mortgage Loans will be transferred to Ocwen on or prior to the first Distribution Date.

Back-up Servicer: EMC Mortgage Corporation ("EMC"). EMC has a subprime mortgage servicer rating of "SQ1" from Moody's, "Above Average" from S&P and "RPS1" from Fitch.

Credit Risk Manager: The MurrayHill Company ("MurrayHill"). MurrayHill's primary function will be to monitor and advise the Servicer with respect to default management.

Underwriters:	Lead Manager: Bear, Stearns & Co. Inc. Co-Managers: Credit Suisse First Boston, Lehman Brothers.
Certificate Ratings:	The Certificates are expected to receive the ratings from Moody's, S&P and Fitch.
The Certificates:	The Aegis Asset Backed Securities Trust Mortgage Pass-Through Certificates, Series 2004-2 (the "Certificates"), will consist of the Class A1 Certificates, Class A2 Certificates, Class A3 Certificates, Class A4 Certificates, Class A5 Certificates, Class M1 Certificates, Class M2 Certificates, Class M3 Certificates, Class B1 Certificates, Class B2 Certificates, Class B3 Certificates, Class P Certificates, Class X Certificates and Class R certificates. The Class A1, Class A2, Class A3, Class A4 and Class A5 are collectively referred to herein as the "Class A Certificates;" the Class M1, Class M2, Class M3 are collectively referred to herein as the "Class M Certificates;" the Class B1, Class B2 and Class B3 are collectively referred to herein as the "Class B Certificates." The Class A Certificates are also referred to herein as the "Senior Certificates," the Class M and Class B Certificates are referred to herein as the "Subordinate Certificates." Only the Senior Certificates and the Subordinate Certificates (collectively, the "Offered Certificates") are offered hereby.
Statistical Cut-off Date:	As of April 1, 2004
Cut-off Date:	As of April 1, 2004
Expected Pricing Date:	On or about April [ ], 2004
Closing Date:	On or about April 14, 2004
Distribution Date:	The 25th day of each month or, if the 25th day is not a business day, on the next succeeding business day, beginning in May 2004.
Delay Days:	0 days.
Day Count:	Interest will accrue on the basis of a 360-day year and the actual number of days elapsed in each Accrual Period.
Record Date:	With respect to any Distribution Date, the business day immediately preceding such Distribution Date.
Accrual Period:	With respect to any Distribution Date, the period beginning on the immediately preceding Distribution Date (or on the Closing Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Collection Period:	With respect to any Distribution Date, it is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	Each of the Offered Certificates, the Class P Certificates and the Class X Certificates will represent ownership of "regular interests" in a REMIC. The Class R Certificate will be designated as the sole class of "residual interest" in each of the REMICs.
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans or other retirement arrangements subject to ERISA or Section 4975 of the Internal Revenue Code of 1986.
SMMEA Treatment:	The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Mortgage Loans:	As of the Statistical Cut-Off Date, the collateral pool consisted of approximately 6,083 loans with an aggregate principal balance of $808,467,025 of adjustable-rate and fixed-rate, fully amortizing and balloon loans secured by primarily first liens on one- to four- family residential properties. Approximately 77.22% of the loans will be subject to prepayment penalties. For collateral statistics please see the "Collateral Summary" herein. As of the Cut-Off date, the collateral pool will have an aggregate principal balance of approximately $800,000,000.
Optional Termination:	The majority holders of the Class X Certificates (or the Servicer, if the Class X Certificateholders do not do so) may purchase the Mortgage Loans on any Distribution Date following the month in which the total principal balance of the Mortgage Loans declines to less than 10% of their initial total principal balance (the "Initial Purchase Date").
Spread Increase:	If the option to purchase the Mortgage Loans is not exercised on the Initial Purchase Date by the majority Class X Certificateholders or the Servicer, then with respect to the next following Distribution Date and each succeeding Distribution Date thereafter, the margins on the Class A Certificates will double and the margins on the Class M and Class B Certificates will increase by a 1.5x multiple.

Servicing Fee:	50 basis points per annum (0.50%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Back-up Servicing Fee:	2 basis points per annum (0.02%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Credit Risk Management Fee:	1.5 basis points per annum (0.015%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Combined Master Servicer, Securities Administrator And Trustee Fee:	[0.65] basis point per annum (0.0065%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Certificate Rate:	The Certificate Rate on each class of Offered Certificates is equal to the lesser of (i) the related Pass-Through Rate and (ii) the Net Funds Cap.
Pass-Through Rate:	With respect to the Offered Certificates, a per annum rate equal to one-month LIBOR plus the applicable margin for each class.
Net Funds Cap:	With respect to each Distribution Date will be an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for such date and (2) 12, and the denominator of which is the Pool Balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.
Net Mortgage Rate:	For any Mortgage Loan at any time equals the Mortgage Rate thereof minus the Aggregate Expense Rate.
Aggregate Expense Rate:	For any Mortgage Loan equals the sum of the related Servicing Fee, Back-up Servicing Fee and the Combined Master Servicer, Securities Administrator and Trustee Fee.
Pool Balance:	As of any date of determination will be equal to the aggregate of the Scheduled Principal Balances of the Mortgage Loans as of such date.
Current Interest:	The interest accrued during the related Accrual Period at the applicable Certificate Rate.

Carryforward Interest:	With respect to any class of Offered Certificates and any Distribution Date will equal the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such class on such immediately preceding Distribution Date and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.
Basis Risk Shortfall Amount:	To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate. Such amounts are payable to the extent of available funds, as described herein.

Credit Enhancement:

For all of the Certificates consists of the following:

(1) Excess Interest
(2) Overcollateralization (initially, 2.50%)
(3) Additionally, Credit Enhancement will initially be provided by subordination to the:
   a. Class A Certificates from the Class M1, Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates
   b. Class M1 Certificates from the Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates
   c. Class M2 Certificates from the Class M3, Class B1, Class B2 and Class B3 Certificates
   d. Class M3 Certificates from the Class B1, Class B2 and Class B3 Certificates
   e. Class B1 Certificates from the Class B2 and Class B3 Certificates
   f. Class B2 Certificates from the Class B3 Certificates

Overcollateralization Target:

Prior to the Stepdown Date, [2.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, [5.00]% of the aggregate outstanding principal balance of the Mortgage Loans, subject to a floor of 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; *provided, however,* that if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target will be the same as the Overcollateralization Target on the preceding Distribution Date.

Trigger Event:

A Trigger Event will have occurred if the three-month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods equals or exceeds 36% of the Senior Enhancement Percentage or if the cumulative realized losses exceeds the following percentage of the aggregate initial mortgage loan balance in the respective Distribution Date.

Distribution Date	Percentage
37 – 48	[3.25]%
49 – 60	[5.00]%
61 – 72	[6.50]%
73 +	[7.00]%

Servicing Trigger:

A Servicing Trigger is in effect if any of the following conditions are met:

(a) The three-month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods exceed 20% of the current Pool Balance; or

(b) The Cumulative realized losses exceed 7.75% of the original Pool Balance.

Stepdown Date:

The later to occur of the Distribution Date in May 2007, and the first Distribution Date on which the Senior Enhancement Percentage has increased to not less than [41.00]%.

Interest Priority of Payments:

On each Distribution Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(1) To pay the Servicing Fee, Back-up Servicing Fee and the Combined Master Servicer, Securities Administrator and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A Certificates, on a *pro rata* basis;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, B1, B2 and B3 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;

(6) Any interest remaining after the application of the above will be deemed excess interest for such Distribution Date and will be distributed as principal according to the Principal Priority of Payments described below, to Classes A (further described in the Class A Principal Priority of Payments), M1, M2, M3, B1, B2 and B3 to build or maintain the Overcollateralization Target;

(7) To pay sequentially to Classes A, M1, M2, M3, B1, B2 and B3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, M3, B1, B2 and B3 the amount of any allocated Realized Losses remaining unpaid; and

(9) To pay remaining amounts to the holder of the Class X Certificate.

Principal Priority of Payments:

The Class M1, Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates are collectively referred to herein as the "Offered Subordinate Certificates."

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates (as described in the Class A Principal Priority of Payments) will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balances of the Class A Certificates has been reduced to zero. Offered Subordinate Certificates will not receive any principal payments until the Stepdown Date, unless the Class A Certificates are paid in full.

On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates (as described in the Class A Principal Priority of Payments) will be an amount such that the Class A Certificates will maintain a [41.00]% Credit Enhancement Percentage (based on 2x the Class A Initial Target Credit Enhancement Percentage).

On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on Offered Subordinate Certificates in the following order:

(1) To the Class M1 Certificates until it reaches a [28.00]% Target Credit Enhancement Percentage (based on 2x the Class M1 Initial Target Credit Enhancement Percentage);

(2) To the Class M2 Certificates until it reaches a [17.00]% Target Credit Enhancement Percentage (based on 2x the Class M2 Initial Target Credit Enhancement Percentage);

(3) To the Class M3 Certificates until it reaches a [13.50]% Target Credit Enhancement Percentage (based on 2x the Class M3 Initial Target Credit Enhancement Percentage);

(4) To the Class B1 Certificates, until it reaches a [11.00]% Target Credit Enhancement Percentage (based on 2x the Class B1 Initial Target Credit Enhancement Percentage);

(5) To the Class B2 Certificates, until it reaches a [8.00]% Target Credit Enhancement Percentage (based on 2x the Class B2 Initial Target Credit Enhancement Percentage); and

(6) To the Class B3 Certificates, until it reaches a [5.00]% Target Credit Enhancement Percentage (based on 2x the Class B3 Initial Target Credit Enhancement Percentage).

Class A Principal Priority of Payments:	On each Distribution Date, *pro rata* to the Class A1 Certificates; to the Class A2 and A3 Certificates as a group, for payment sequentially first to the Class A2 and then to the Class A3 Certificates; and to the Class A4 and A5 Certificates as a group, for payment sequentially first to the Class A4 and then to the Class A5 Certificates.	
Initial Target Credit Enhancement (% of Initial Collateral Balance):	A	20.50%
	M1	14.00%
	M2	8.50%
	M3	6.75%
	B1	5.50%
	B2	4.00%
	B3	2.50%
Target Credit Enhancement On or after Stepdown Date (% of Current Collateral Balance):	A	41.00%
	M1	28.00%
	M2	17.00%
	M3	13.50%
	B1	11.00%
	B2	8.00%
	B3	5.00%

Net Funds Cap Schedule

PERIOD	RATE (%)	PERIOD	RATE (%)
1	5.0528	41	10.4368
2	6.6824	42	10.7987
3	6.9049	43	10.4461
4	6.6819	44	10.7898
5	6.6817	45	10.4374
6	6.9042	46	10.4331
7	6.6813	47	11.1763
8	6.9038	48	10.4684
9	6.6810	49	10.8128
10	6.6809	50	10.4597
11	7.3966	51	10.8038
12	6.6808	52	10.4510
13	6.9034	53	10.4536
14	6.6806	54	10.8155
15	6.9033	55	10.4623
16	6.6805	56	10.8065
17	6.6805	57	10.4536
18	6.9031	58	10.4492
19	6.6803	59	11.5642
20	6.9029	60	10.4407
21	6.6802	61	10.7843
22	6.6801	62	10.4321
23	9.4623	63	10.7754
24	8.5450	64	10.4235
25	8.8278	65	10.4192
26	8.5407	66	10.7621
27	8.8231	67	10.4106
28	8.5362	68	10.7532
29	9.1583	69	10.4021
30	9.4608	70	10.3978
31	9.1528	71	11.5072
32	9.4548	72	10.3893
33	9.1469	73	10.7313
34	9.1440	74	10.3809
35	10.8306	75	10.7226
36	9.8323	76	10.3725
37	10.1563	77	10.3683
38	9.8250	78	10.7095
39	10.1487	79	10.3599
40	9.8176	80	10.7009

(1) Assumes 6 month LIBOR remains constant at 20.00%.

Prepayment Sensitivity Tables

Class A1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	17.55	5.00	3.43	2.53	1.91	1.40
Modified Duration (years)	15.12	4.68	3.26	2.44	1.85	1.37
First Principal Payment	5/25/04	5/25/04	5/25/04	5/25/04	5/25/04	5/25/04
Last Principal Payment	6/25/32	12/25/18	6/25/14	11/25/11	4/25/10	2/25/09
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	338	176	122	91	72	58
Illustrative Yield @ Par (30/360)	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%

Class A1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	17.61	5.32	3.69	2.74	2.07	1.51
Modified Duration (years)	15.16	4.92	3.49	2.62	2.00	1.47
First Principal Payment	5/25/04	5/25/04	5/25/04	5/25/04	5/25/04	5/25/04
Last Principal Payment	2/25/34	5/25/30	7/25/25	12/25/20	8/25/17	2/25/15
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	358	313	255	200	160	130
Illustrative Yield @ Par (30/360)	1.43%	1.44%	1.44%	1.45%	1.45%	1.45%

Class A2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	14.93	3.00	2.05	1.50	1.17	0.97
Modified Duration (years)	13.29	2.90	2.00	1.47	1.15	0.95
First Principal Payment	5/25/04	5/25/04	5/25/04	5/25/04	5/25/04	5/25/04
Last Principal Payment	12/25/28	6/25/12	10/25/09	5/25/08	11/25/06	5/25/06
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	296	98	66	49	31	25
Illustrative Yield @ Par (30/360)	1.28%	1.28%	1.28%	1.28%	1.28%	1.28%

Prepayment Sensitivity Tables (cont'd)

Class A2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	14.93	3.00	2.05	**1.50**	1.17	0.97
Modified Duration (years)	13.29	2.90	2.00	**1.47**	1.15	0.95
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	12/25/28	6/25/12	10/25/09	**5/25/08**	11/25/06	5/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	296	98	66	**49**	31	25
Illustrative Yield @ Par (30/360)	1.28%	1.28%	1.28%	**1.28%**	1.28%	1.28%

Class A3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.97	12.18	8.38	**6.25**	4.55	2.96
Modified Duration (years)	21.73	10.95	7.77	**5.89**	4.35	2.86
First Principal Payment	12/25/28	6/25/12	10/25/09	**5/25/08**	11/25/06	5/25/06
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	295	97	65	**48**	30	24
Principal Window (months)	43	79	57	**43**	42	34
Illustrative Yield @ Par (30/360)	1.61%	1.61%	1.61%	**1.61%**	1.61%	1.61%

Class A3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	27.25	13.62	9.61	**7.21**	5.30	3.48
Modified Duration (years)	21.91	12.04	8.77	**6.71**	5.00	3.33
First Principal Payment	12/25/28	6/25/12	10/25/09	**5/25/08**	11/25/06	5/25/06
Last Principal Payment	2/25/34	5/25/30	7/25/25	**12/25/20**	8/25/17	2/25/15
Principal Lockout (months)	295	97	65	**48**	30	24
Principal Window (months)	63	216	190	**152**	130	106
Illustrative Yield @ Par (30/360)	1.61%	1.65%	1.66%	**1.67%**	1.67%	1.68%

Prepayment Sensitivity Tables (cont'd)

Class A4 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	12.09	1.91	1.32	**1.00**	0.80	0.67
Modified Duration (years)	11.00	1.87	1.29	**0.99**	0.79	0.66
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	10/25/23	4/25/08	1/25/07	**4/25/06**	11/25/05	8/25/05
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	234	48	33	**24**	19	16
Illustrative Yield @ Par (30/360)	1.25%	1.25%	1.25%	**1.25%**	1.25%	1.25%

Class A4 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	12.09	1.91	1.32	**1.00**	0.80	0.67
Modified Duration (years)	11.00	1.87	1.29	**0.99**	0.79	0.66
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	10/25/23	4/25/08	1/25/07	**4/25/06**	11/25/05	8/25/05
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	234	48	33	**24**	19	16
Illustrative Yield @ Par (30/360)	1.25%	1.25%	1.25%	**1.25%**	1.25%	1.25%

Class A5 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	24.44	8.90	6.09	**4.47**	3.30	2.32
Modified Duration (years)	20.11	8.15	5.72	**4.26**	3.17	2.26
First Principal Payment	10/25/23	4/25/08	1/25/07	**4/25/06**	11/25/05	8/25/05
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	233	47	32	**23**	18	15
Principal Window (months)	105	129	90	**68**	54	43
Illustrative Yield @ Par (30/360)	1.58%	1.58%	1.58%	**1.58%**	1.58%	1.58%

Prepayment Sensitivity Tables (cont'd)

Class A5 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	24.58	9.61	6.70	**4.94**	3.67	2.58
Modified Duration (years)	20.20	8.70	6.22	**4.66**	3.50	2.49
First Principal Payment	10/25/23	4/25/08	1/25/07	**4/25/06**	11/25/05	8/25/05
Last Principal Payment	2/25/34	5/25/30	7/25/25	**12/25/20**	8/25/17	2/25/15
Principal Lockout (months)	233	47	32	**23**	18	15
Principal Window (months)	125	266	223	**177**	142	115
Illustrative Yield @ Par (30/360)	1.58%	1.61%	1.61%	**1.62%**	1.62%	1.62%

Class M1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.76	6.69	**5.15**	4.63	4.73
Modified Duration (years)	20.29	8.83	6.22	**4.87**	4.41	4.51
First Principal Payment	1/25/25	1/25/09	6/25/07	**8/25/07**	12/25/07	6/25/08
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**39**	43	49
Principal Window (months)	90	120	85	**52**	29	9
Illustrative Yield @ Par (30/360)	1.73%	1.73%	1.73%	**1.73%**	1.73%	1.73%

Class M1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.42	10.57	7.36	**5.67**	5.03	5.30
Modified Duration (years)	20.39	9.43	6.76	**5.31**	4.76	5.02
First Principal Payment	1/25/25	1/25/09	6/25/07	**8/25/07**	12/25/07	6/25/08
Last Principal Payment	12/25/33	2/25/28	8/25/22	**5/25/18**	5/25/15	4/25/13
Principal Lockout (months)	248	56	37	**39**	43	49
Principal Window (months)	108	230	183	**130**	90	59
Illustrative Yield @ Par (30/360)	1.73%	1.75%	1.76%	**1.76%**	1.75%	1.76%

Prepayment Sensitivity Tables (cont'd)

Class M2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.76	6.69	**5.10**	4.37	4.13
Modified Duration (years)	18.63	8.48	6.04	**4.71**	4.09	3.89
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	8/25/07	11/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	39	42
Principal Window (months)	90	120	85	**54**	33	16
Illustrative Yield @ Par (30/360)	2.45%	2.45%	2.45%	**2.45%**	2.45%	2.45%

Class M2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.42	10.51	7.30	**5.57**	4.73	4.43
Modified Duration (years)	18.71	8.98	6.50	**5.09**	4.39	4.14
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	8/25/07	11/25/07
Last Principal Payment	11/25/33	11/25/26	3/25/21	**3/25/17**	6/25/14	7/25/12
Principal Lockout (months)	248	56	37	**37**	39	42
Principal Window (months)	107	215	166	**118**	83	57
Illustrative Yield @ Par (30/360)	2.45%	2.48%	2.49%	**2.50%**	2.49%	2.49%

Class M3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.76	6.69	**5.07**	4.28	3.90
Modified Duration (years)	17.97	8.34	5.97	**4.64**	3.97	3.65
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	9/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	38	40
Principal Window (months)	90	120	85	**54**	34	18
Illustrative Yield @ Par (30/360)	2.75%	2.75%	2.75%	**2.75%**	2.75%	2.76%

Prepayment Sensitivity Tables (cont'd)

Class M3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.41	10.42	7.22	**5.48**	4.59	4.15
Modified Duration (years)	18.04	8.77	6.36	**4.97**	4.23	3.86
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	9/25/07
Last Principal Payment	8/25/33	11/25/24	5/25/19	**9/25/15**	3/25/13	7/25/11
Principal Lockout (months)	248	56	37	**37**	38	40
Principal Window (months)	104	191	144	**100**	69	47
Illustrative Yield @ Par (30/360)	2.76%	2.79%	2.80%	**2.81%**	2.80%	2.80%

Class B1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.26	9.76	6.69	**5.07**	4.24	3.83
Modified Duration (years)	17.15	8.15	5.87	**4.58**	3.90	3.55
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	8/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	38	39
Principal Window (months)	90	120	85	**54**	34	19
Illustrative Yield @ Par (30/360)	3.17%	3.17%	3.17%	**3.17%**	3.16%	3.17%

Class B1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.40	10.35	7.16	**5.43**	4.51	4.05
Modified Duration (years)	17.21	8.52	6.20	**4.86**	4.12	3.74
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	8/25/07
Last Principal Payment	7/25/33	11/25/23	6/25/18	**12/25/14**	8/25/12	1/25/11
Principal Lockout (months)	248	56	37	**37**	38	39
Principal Window (months)	103	179	133	**91**	62	42
Illustrative Yield @ Par (30/360)	3.17%	3.21%	3.22%	**3.22%**	3.22%	3.22%

Prepayment Sensitivity Tables (cont'd)

Class B2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.76	6.69	**5.06**	4.22	3.77
Modified Duration (years)	16.66	8.04	5.81	**4.54**	3.85	3.48
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	6/25/07	7/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**36**	37	38
Principal Window (months)	90	120	85	**55**	35	20
Illustrative Yield @ Par (30/360)	3.42%	3.42%	3.42%	**3.42%**	3.42%	3.42%

Class B2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.37	10.24	7.06	**5.35**	4.43	3.95
Modified Duration (years)	16.71	8.32	6.07	**4.75**	4.02	3.63
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	6/25/07	7/25/07
Last Principal Payment	5/25/33	12/25/22	8/25/17	**4/25/14**	2/25/12	8/25/10
Principal Lockout (months)	248	56	37	**36**	37	38
Principal Window (months)	101	168	123	**84**	57	38
Illustrative Yield @ Par (30/360)	3.43%	3.46%	3.47%	**3.47%**	3.47%	3.47%

Class B3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.76	6.69	**5.05**	4.20	3.72
Modified Duration (years)	14.11	7.41	5.47	**4.32**	3.69	3.32
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	5/25/07	6/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**36**	36	37
Principal Window (months)	90	120	85	**55**	36	21
Illustrative Yield @ Par (30/360)	4.97%	4.97%	4.97%	**4.97%**	4.97%	4.97%

Prepayment Sensitivity Tables (cont'd)

Class B3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.31	9.97	6.86	5.18	4.29	3.80
Modified Duration (years)	14.13	7.51	5.57	4.41	3.75	3.37
First Principal Payment	1/25/25	1/25/09	6/25/07	5/25/07	5/25/07	6/25/07
Last Principal Payment	1/25/33	5/25/21	5/25/16	4/25/13	5/25/11	1/25/10
Principal Lockout (months)	248	56	37	36	36	37
Principal Window (months)	97	149	108	72	49	32
Illustrative Yield @ Par (30/360)	4.97%	5.00%	5.00%	5.01%	5.00%	5.00%

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	1-month Forward LIBOR (%)	6-month Forward LIBOR (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)	Period	1-month Forward LIBOR (%)	6-month Forward LIBOR (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)
1	1.1000	1.1700	4.79	4.79	41	4.4067	4.5513	5.03	3.97
2	1.0900	1.1700	5.30	5.31	42	4.4652	4.6109	5.09	4.09
3	1.1340	1.2305	5.35	5.31	43	4.5243	4.6702	5.04	3.87
4	1.1711	1.3051	5.29	5.22	44	4.5833	4.7285	5.10	3.98
5	1.2197	1.3942	5.28	5.16	45	4.6422	4.7855	5.04	3.75
6	1.2840	1.4963	5.33	5.15	46	4.7006	4.8407	5.04	3.69
7	1.3674	1.6092	5.27	5.00	47	4.7577	4.8934	5.15	4.19
8	1.4712	1.7295	5.31	4.95	48	4.8133	4.9434	5.03	3.79
9	1.5871	1.8534	5.25	4.77	49	4.8668	4.9902	5.09	3.91
10	1.7090	1.9786	5.25	4.64	50	4.9176	5.0335	5.03	3.68
11	1.8333	2.1037	5.40	4.73	51	4.9652	5.0730	5.09	3.81
12	1.9594	2.2277	5.23	4.37	52	5.0095	5.1087	5.03	3.58
13	2.0852	2.3499	5.27	4.32	53	5.0500	5.1405	5.03	3.70
14	2.2092	2.4697	5.21	4.10	54	5.0865	5.1686	5.09	3.85
15	2.3320	2.5867	5.26	4.07	55	5.1191	5.1933	5.03	3.63
16	2.4524	2.7004	5.19	3.85	56	5.1479	5.2150	5.09	3.78
17	2.5698	2.8107	5.18	3.72	57	5.1729	5.2342	5.03	3.57
18	2.6842	2.9172	5.23	3.70	58	5.1946	5.2515	5.03	3.54
19	2.7951	3.0197	5.16	3.48	59	5.2136	5.2675	5.21	4.17
20	2.9021	3.1181	5.21	3.48	60	5.2301	5.2830	5.03	3.58
21	3.0053	3.2125	5.14	3.26	61	5.2452	5.2986	5.09	3.76
22	3.1042	3.3028	5.13	3.15	62	5.2597	5.3148	5.03	3.55
23	3.1989	3.3892	5.29	4.82	63	5.2739	5.3319	5.09	3.72
24	3.2897	3.4718	5.11	4.35	64	5.2887	5.3504	5.03	3.51
25	3.3763	3.5507	5.16	4.38	65	5.3047	5.3702	5.03	3.56
26	3.4589	3.6263	5.09	4.16	66	5.3220	5.3914	5.09	3.73
27	3.5380	3.6986	5.14	4.21	67	5.3407	5.4138	5.03	3.52
28	3.6134	3.7680	5.07	3.99	68	5.3610	5.4370	5.09	3.69
29	3.6856	3.8348	5.06	4.20	69	5.3829	5.4607	5.03	3.47
30	3.7548	3.8992	5.11	4.27	70	5.4058	5.4842	5.03	3.44
31	3.8211	3.9616	5.04	4.05	71	5.4295	5.5072	5.21	4.09
32	3.8850	4.0223	5.09	4.13	72	5.4537	5.5289	5.03	3.48
33	3.9468	4.0817	5.02	3.91	73	5.4772	5.5488	5.09	3.65
34	4.0065	4.1402	5.01	3.84	74	5.4997	5.5667	5.03	3.43
35	4.0648	4.1983	5.18	4.49	75	5.5207	5.5823	5.09	3.60
36	4.1221	4.2562	4.98	4.02	76	5.5395	5.5953	5.03	3.38
37	4.1787	4.3144	5.03	4.12	77	5.5558	5.6060	5.03	3.42
38	4.2351	4.3730	4.98	3.87	78	5.5696	5.6145	5.09	3.61
39	4.2918	4.4321	5.07	4.00	79	5.5809	5.6211	5.03	3.39
40	4.3490	4.4915	5.02	3.79	80	5.5895	5.6264	5.09	3.58

Breakeven CDR Table [(a)]

The tables below describe the Constant Default Rate ("CDR"), and the related cumulative loss on the Mortgage Loans that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 12-month lag from default to loss, (4) triggers fail (i.e., no stepdown).

	Static LIBOR		Forward LIBOR	
	CDR Break	**Cumulative Loss**	**CDR Break**	**Cumulative Loss**
Class M1	26.80	20.54%	23.71	19.14%
Class M2	17.99	16.02%	15.15	14.28%
Class M3	15.61	14.54%	12.84	12.68%
Class B1	13.98	13.45%	11.27	11.50%
Class B2	12.12	12.11%	9.58	10.14%
Class B3	10.53	10.88%	8.43	9.16%

(a) Expected Cumulative Loss per Moody's is 5.0% (the B2 loss coverage level);
Expected Cumulative Loss per S&P is 4.5% (the mid-point of the BB and B loss coverage level).

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I of II)

$780,000,000 *(Approximate)*
Aegis Asset Backed Securities Trust
Mortgage Pass-Through Certificates, Series 2004-2

Aegis Asset Backed Securities Corporation
Depositor

Aegis
MORTGAGECORPORATION

Aegis Mortgage Corporation
Seller

April 2, 2004 (Revised on April 7, 2004)

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$780,000,000 (Approximate)

Characteristics of the Certificates (a), (b), (c)

Offered Certificates	Original Certificate Balance	Coupon	Avg Life To Call (years)	Principal Lockout/ Window (months)	Final Sch. Maturity Date	Initial Credit Support	Expected Ratings (Moody's/S&P/Fitch)
Class A1	$165,000,000	(d)(e)	**2.54**	0 / 91	4/25/34	20.50%	Aaa/AAA/AAA
Class A2	$218,527,000	(d)(e)	**1.50**	0 / 49	4/25/34	20.50%	Aaa/AAA/AAA
Class A3	$61,473,000	(d)(e)	**6.23**	48 / 43	4/25/34	20.50%	Aaa/AAA/AAA
Class A4	$105,964,000	(d)(e)	**1.00**	0 / 24	4/25/34	20.50%	Aaa/AAA/AAA
Class A5	$85,036,000	(d)(e)	**4.46**	23 / 68	4/25/34	20.50%	Aaa/AAA/AAA
Class M1	$52,000,000	(d)(e)	**5.15**	39 / 52	4/25/34	14.00%	Aa2/AA/AA
Class M2	$44,000,000	(d)(e)	**5.10**	37 / 54	4/25/34	8.50%	A2/A/A
Class M3	$14,000,000	(d)(e)	**5.08**	37 / 54	4/25/34	6.75%	A3/A-/A-
Class B1	$10,000,000	(d)(e)	**5.08**	37 / 54	4/25/34	5.50%	Baa1/BBB+/BBB+
Class B2	$12,000,000	(d)(e)	**5.07**	36 / 55	4/25/34	4.00%	Baa2/BBB/BBB
Class B3	$12,000,000	(d)(e)	**5.06**	36 / 55	4/25/34	2.50%	Baa3/BBB-/BBB-

Notes:

(a) 100% Prepayment Assumption: 27% CPR for the adjustable-rate Mortgage Loans; 4.6% CPR in month 1 of the fixed-rate Mortgage Loans, building to 23% CPR by month 12. On and after month 12, 23% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Certificates is subject to a 5% variance.

(d) The lesser of (a) One-Month LIBOR plus the related margin and (b) the Net Funds Cap.

(e) If the 10% clean-up call is not exercised, the margins for the Class A Certificates will double and the margins for the Class M and Class B Certificates will increase by a 1.5x multiple.

Depositor: Aegis Asset Backed Securities Corporation

Seller: Aegis Mortgage Corporation

Master Servicer and Securities Administrator: Wells Fargo Bank, N. A.

Trustee: Wachovia Bank, National Association

Servicer: Ocwen Federal Bank FSB ("Ocwen"). Ocwen has a subprime mortgage servicer rating of "SQ2" from Moody's Investors Service ("Moody's), "Strong" from Standard and Poor's ("S&P") and "RPS2" from Fitch Ratings ("Fitch").

Initially, all of the Mortgage Loans will be serviced by Chase Manhattan Mortgage Corp. The servicing of all of the Mortgage Loans will be transferred to Ocwen on or prior to the first Distribution Date.

Back-up Servicer: EMC Mortgage Corporation ("EMC"). EMC has a subprime mortgage servicer rating of "SQ1" from Moody's, "Above Average" from S&P and "RPS1" from Fitch.

Credit Risk Manager: The MurrayHill Company ("MurrayHill"). MurrayHill's primary function will be to monitor and advise the Servicer with respect to default management.

Underwriters:	Lead Manager: Bear, Stearns & Co. Inc. Co-Managers: Credit Suisse First Boston, Lehman Brothers.
Certificate Ratings:	The Certificates are expected to receive the ratings from Moody's, S&P and Fitch.
The Certificates:	The Aegis Asset Backed Securities Trust Mortgage Pass-Through Certificates, Series 2004-2 (the "Certificates"), will consist of the Class A1 Certificates, Class A2 Certificates, Class A3 Certificates, Class A4 Certificates, Class A5 Certificates, Class M1 Certificates, Class M2 Certificates, Class M3 Certificates, Class B1 Certificates, Class B2 Certificates, Class B3 Certificates, Class P Certificates, Class X Certificates and Class R certificates. The Class A1, Class A2, Class A3, Class A4 and Class A5 are collectively referred to herein as the "Class A Certificates;" the Class M1, Class M2, Class M3 are collectively referred to herein as the "Class M Certificates;" the Class B1, Class B2 and Class B3 are collectively referred to herein as the "Class B Certificates." The Class A Certificates are also referred to herein as the "Senior Certificates," the Class M and Class B Certificates are referred to herein as the "Subordinate Certificates." Only the Senior Certificates and the Subordinate Certificates (collectively, the "Offered Certificates") are offered hereby.
Cut-off Date:	As of April 1, 2004
Expected Pricing Date:	On or about April [ ], 2004
Closing Date:	On or about April 14, 2004
Distribution Date:	The 25th day of each month or, if the 25th day is not a business day, on the next succeeding business day, beginning in May 2004.
Delay Days:	0 days.
Day Count:	Interest will accrue on the basis of a 360-day year and the actual number of days elapsed in each Accrual Period.
Record Date:	With respect to any Distribution Date, the business day immediately preceding such Distribution Date.
Accrual Period:	With respect to any Distribution Date, the period beginning on the immediately preceding Distribution Date (or on the Closing Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.
Collection Period:	With respect to any Distribution Date, it is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	Each of the Offered Certificates, the Class P Certificates and the Class X Certificates will represent ownership of "regular interests" in a REMIC. The Class R Certificate will be designated as the sole class of "residual interest" in each of the REMICs.
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans or other retirement arrangements subject to ERISA or Section 4975 of the Internal Revenue Code of 1986.
SMMEA Treatment:	The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Mortgage Loans:	As of the Cut-Off Date, the collateral pool consisted of approximately 6,083 loans with an aggregate principal balance of $808,467,025 of adjustable-rate and fixed-rate, fully amortizing and balloon loans secured by primarily first liens on one- to four- family residential properties. Approximately 77.22% of the loans will be subject to prepayment penalties. For collateral statistics please see the "Collateral Summary" herein.
Optional Termination:	The majority holders of the Class X Certificates (or the Servicer, if the Class X Certificateholders do not do so) may purchase the Mortgage Loans on any Distribution Date following the month in which the total principal balance of the Mortgage Loans declines to less than 10% of their initial total principal balance (the "Initial Purchase Date").
Spread Increase:	If the option to purchase the Mortgage Loans is not exercised on the Initial Purchase Date by the majority Class X Certificateholders or the Servicer, then with respect to the next following Distribution Date and each succeeding Distribution Date thereafter, the margins on the Class A Certificates will double and the margins on the Class M and Class B Certificates will increase by a 1.5x multiple.

Servicing Fee:	50 basis points per annum (0.50%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Back-up Servicing Fee:	2 basis points per annum (0.02%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Credit Risk Management Fee:	1.5 basis points per annum (0.015%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Combined Master Servicer, Securities Administrator And Trustee Fee:	[0.65] basis point per annum (0.0065%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Certificate Rate:	The Certificate Rate on each class of Offered Certificates is equal to the lesser of (i) the related Pass-Through Rate and (ii) the Net Funds Cap.
Pass-Through Rate:	With respect to the Offered Certificates, a per annum rate equal to one-month LIBOR plus the applicable margin for each class.
Net Funds Cap:	With respect to each Distribution Date will be an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for such date and (2) 12, and the denominator of which is the Pool Balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.
Net Mortgage Rate:	For any Mortgage Loan at any time equals the Mortgage Rate thereof minus the Aggregate Expense Rate.
Aggregate Expense Rate:	For any Mortgage Loan equals the sum of the related Servicing Fee, Back-up Servicing Fee and the Combined Master Servicer, Securities Administrator and Trustee Fee.
Pool Balance:	As of any date of determination will be equal to the aggregate of the Scheduled Principal Balances of the Mortgage Loans as of such date.
Current Interest:	The interest accrued during the related Accrual Period at the applicable Certificate Rate.

Carryforward Interest: With respect to any class of Offered Certificates and any Distribution Date will equal the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such class on such immediately preceding Distribution Date and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Basis Risk Shortfall Amount: To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate. Such amounts are payable to the extent of available funds, as described herein.

Credit Enhancement: For all of the Certificates consists of the following:

(1) Excess Interest
(2) Overcollateralization (initially, 2.50%)
(3) Additionally, Credit Enhancement will initially be provided by subordination to the:
    a. Class A Certificates from the Class M1, Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates
    b. Class M1 Certificates from the Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates
    c. Class M2 Certificates from the Class M3, Class B1, Class B2 and Class B3 Certificates
    d. Class M3 Certificates from the Class B1, Class B2 and Class B3 Certificates
    e. Class B1 Certificates from the Class B2 and Class B3 Certificates
    f. Class B2 Certificates from the Class B3 Certificates

Overcollateralization Target: Prior to the Stepdown Date, [2.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, [5.00]% of the aggregate outstanding principal balance of the Mortgage Loans, subject to a floor of 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; *provided, however,* that if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target will be the same as the Overcollateralization Target on the preceding Distribution Date.

Trigger Event: A Trigger Event will have occurred if the three-month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods equals or exceeds 36% of the Senior Enhancement Percentage or if the cumulative realized losses exceeds the following percentage of the aggregate initial mortgage loan balance in the respective Distribution Date.

Distribution Date	Percentage
37 – 48	[3.25]%
49 – 60	[5.00]%
61 – 72	[6.50]%
73 +	[7.00]%

Servicing Trigger: A Servicing Trigger is in effect if any of the following conditions are met:

(a) The three-month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods exceed 20% of the current Pool Balance; or

(b) The Cumulative realized losses exceed 7.75% of the original Pool Balance.

Stepdown Date: The later to occur of the Distribution Date in May 2007, and the first Distribution Date on which the Senior Enhancement Percentage has increased to not less than [41.00]%.

Interest Priority of Payments:

On each Distribution Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(1) To pay the Servicing Fee, Back-up Servicing Fee and the Combined Master Servicer, Securities Administrator and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A Certificates, on a *pro rata* basis;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, B1, B2 and B3 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;

(6) Any interest remaining after the application of the above will be deemed excess interest for such Distribution Date and will be distributed as principal according to the Principal Priority of Payments described below, to Classes A (further described in the Class A Principal Priority of Payments), M1, M2, M3, B1, B2 and B3 to build or maintain the Overcollateralization Target;

(7) To pay sequentially to Classes A, M1, M2, M3, B1, B2 and B3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, M3, B1, B2 and B3 the amount of any allocated Realized Losses remaining unpaid; and

(9) To pay remaining amounts to the holder of the Class X Certificate.

Principal Priority of Payments:

The Class M1, Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates are collectively referred to herein as the "Offered Subordinate Certificates."

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates (as described in the Class A Principal Priority of Payments) will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balances of the Class A Certificates has been reduced to zero. Offered Subordinate Certificates will not receive any principal payments until the Stepdown Date, unless the Class A Certificates are paid in full.

On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates (as described in the Class A Principal Priority of Payments) will be an amount such that the Class A Certificates will maintain a [41.00]% Credit Enhancement Percentage (based on 2x the Class A Initial Target Credit Enhancement Percentage).

On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on Offered Subordinate Certificates in the following order:

(1) To the Class M1 Certificates until it reaches a [28.00]% Target Credit Enhancement Percentage (based on 2x the Class M1 Initial Target Credit Enhancement Percentage);

(2) To the Class M2 Certificates until it reaches a [17.00]% Target Credit Enhancement Percentage (based on 2x the Class M2 Initial Target Credit Enhancement Percentage);

(3) To the Class M3 Certificates until it reaches a [13.50]% Target Credit Enhancement Percentage (based on 2x the Class M3 Initial Target Credit Enhancement Percentage);

(4) To the Class B1 Certificates, until it reaches a [11.00]% Target Credit Enhancement Percentage (based on 2x the Class B1 Initial Target Credit Enhancement Percentage);

(5) To the Class B2 Certificates, until it reaches a [8.00]% Target Credit Enhancement Percentage (based on 2x the Class B2 Initial Target Credit Enhancement Percentage); and

(6) To the Class B3 Certificates, until it reaches a [5.00]% Target Credit Enhancement Percentage (based on 2x the Class B3 Initial Target Credit Enhancement Percentage).

Class A Principal Priority of Payments:

On each Distribution Date, *pro rata* to the Class A1 Certificates; to the Class A2 and A3 Certificates as a group, for payment sequentially first to the Class A2 and then to the Class A3 Certificates; and to the Class A4 and A5 Certificates as a group, for payment sequentially first to the Class A4 and then to the Class A5 Certificates.

Initial Target Credit Enhancement (% of Initial Collateral Balance):

A	20.50%
M1	14.00%
M2	8.50%
M3	6.75%
B1	5.50%
B2	4.00%
B3	2.50%

Target Credit Enhancement On or after Stepdown Date (% of Current Collateral Balance):

A	41.00%
M1	28.00%
M2	17.00%
M3	13.50%
B1	11.00%
B2	8.00%
B3	5.00%

Net Funds Cap Schedule

PERIOD	RATE (%)	PERIOD	RATE (%)
1	4.8178	41	10.4368
2	6.6824	42	10.7987
3	6.9049	43	10.4461
4	6.6819	44	10.7898
5	6.6817	45	10.4374
6	6.9042	46	10.4331
7	6.6813	47	11.1763
8	6.9038	48	10.4684
9	6.6810	49	10.8128
10	6.6809	50	10.4597
11	7.3966	51	10.8038
12	6.6808	52	10.4510
13	6.9034	53	10.4536
14	6.6806	54	10.8155
15	6.9033	55	10.4623
16	6.6805	56	10.8065
17	6.6805	57	10.4536
18	6.9031	58	10.4492
19	6.6803	59	11.5642
20	6.9029	60	10.4407
21	6.6802	61	10.7843
22	6.6801	62	10.4321
23	9.4623	63	10.7754
24	8.5450	64	10.4235
25	8.8278	65	10.4192
26	8.5407	66	10.7621
27	8.8231	67	10.4106
28	8.5362	68	10.7532
29	9.1583	69	10.4021
30	9.4608	70	10.3978
31	9.1528	71	11.5072
32	9.4548	72	10.3893
33	9.1469	73	10.7313
34	9.1440	74	10.3809
35	10.8306	75	10.7226
36	9.8323	76	10.3725
37	10.1563	77	10.3683
38	9.8250	78	10.7095
39	10.1487	79	10.3599
40	9.8176	80	10.7009

(1) Assumes 6 month LIBOR remains constant at 20.00%.

Prepayment Sensitivity Tables

Class A1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	17.56	5.01	3.43	**2.54**	1.91	1.41
Modified Duration (years)	15.17	4.69	3.27	**2.45**	1.86	1.38
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	338	176	122	**91**	72	58
Illustrative Yield @ Par (30/360)	1.39%	1.39%	1.39%	**1.39%**	1.39%	1.39%

Class A1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	17.62	5.32	3.70	**2.75**	2.08	1.52
Modified Duration (years)	15.21	4.94	3.50	**2.63**	2.00	1.48
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	2/25/34	5/25/30	7/25/25	**12/25/20**	8/25/17	2/25/15
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	358	313	255	**200**	160	130
Illustrative Yield @ Par (30/360)	1.39%	1.41%	1.41%	**1.41%**	1.41%	1.41%

Class A2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	14.91	3.00	2.04	**1.50**	1.17	0.97
Modified Duration (years)	13.29	2.90	1.99	**1.47**	1.15	0.96
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	11/25/28	5/25/12	10/25/09	**5/25/08**	11/25/06	5/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	295	97	66	**49**	31	25
Illustrative Yield @ Par (30/360)	1.27%	1.27%	1.27%	**1.27%**	1.27%	1.27%

Prepayment Sensitivity Tables (cont'd)

Class A2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	14.91	3.00	2.04	**1.50**	1.17	0.97
Modified Duration (years)	13.29	2.90	1.99	**1.47**	1.15	0.96
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	11/25/28	5/25/12	10/25/09	**5/25/08**	11/25/06	5/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	295	97	66	**49**	31	25
Illustrative Yield @ Par (30/360)	1.27%	1.27%	1.27%	**1.27%**	1.27%	1.27%

Class A3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.96	12.15	8.37	**6.23**	4.55	2.96
Modified Duration (years)	21.75	10.93	7.76	**5.88**	4.34	2.86
First Principal Payment	11/25/28	5/25/12	10/25/09	**5/25/08**	11/25/06	5/25/06
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	294	96	65	**48**	30	24
Principal Window (months)	44	80	57	**43**	42	34
Illustrative Yield @ Par (30/360)	1.60%	1.60%	1.60%	**1.60%**	1.60%	1.60%

Class A3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	27.24	13.59	9.59	**7.19**	5.29	3.48
Modified Duration (years)	21.93	12.02	8.75	**6.70**	4.99	3.33
First Principal Payment	11/25/28	5/25/12	10/25/09	**5/25/08**	11/25/06	5/25/06
Last Principal Payment	2/25/34	5/25/30	7/25/25	**12/25/20**	8/25/17	2/25/15
Principal Lockout (months)	294	96	65	**48**	30	24
Principal Window (months)	64	217	190	**152**	130	106
Illustrative Yield @ Par (30/360)	1.60%	1.64%	1.65%	**1.66%**	1.66%	1.67%

Prepayment Sensitivity Tables (cont'd)

Class A4 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	12.05	1.91	1.31	**1.00**	0.81	0.67
Modified Duration (years)	10.98	1.87	1.29	**0.99**	0.80	0.66
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	10/25/23	4/25/08	12/25/06	**4/25/06**	11/25/05	8/25/05
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	234	48	32	**24**	19	16
Illustrative Yield @ Par (30/360)	1.24%	1.24%	1.24%	**1.24%**	1.24%	1.24%

Class A4 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	12.05	1.91	1.31	**1.00**	0.81	0.67
Modified Duration (years)	10.98	1.87	1.29	**0.99**	0.80	0.66
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	10/25/23	4/25/08	12/25/06	**4/25/06**	11/25/05	8/25/05
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	234	48	32	**24**	19	16
Illustrative Yield @ Par (30/360)	1.24%	1.24%	1.24%	**1.24%**	1.24%	1.24%

Class A5 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	24.41	8.87	6.07	**4.46**	3.29	2.32
Modified Duration (years)	20.23	8.15	5.72	**4.25**	3.17	2.26
First Principal Payment	10/25/23	4/25/08	12/25/06	**4/25/06**	11/25/05	8/25/05
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	233	47	31	**23**	18	15
Principal Window (months)	105	129	91	**68**	54	43
Illustrative Yield @ Par (30/360)	1.52%	1.52%	1.52%	**1.52%**	1.52%	1.52%

Prepayment Sensitivity Tables (cont'd)

Class A5 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	24.55	9.58	6.68	**4.93**	3.66	2.58
Modified Duration (years)	20.33	8.70	6.21	**4.66**	3.50	2.49
First Principal Payment	10/25/23	4/25/08	12/25/06	**4/25/06**	11/25/05	8/25/05
Last Principal Payment	2/25/34	5/25/30	7/25/25	**12/25/20**	8/25/17	2/25/15
Principal Lockout (months)	233	47	31	**23**	18	15
Principal Window (months)	125	266	224	**177**	142	115
Illustrative Yield @ Par (30/360)	1.52%	1.54%	1.55%	**1.55%**	1.55%	1.55%

Class M1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.26	9.77	6.69	**5.15**	4.63	4.74
Modified Duration (years)	20.31	8.84	6.23	**4.87**	4.41	4.52
First Principal Payment	1/25/25	1/25/09	6/25/07	**8/25/07**	12/25/07	6/25/08
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**39**	43	49
Principal Window (months)	90	120	85	**52**	29	9
Illustrative Yield @ Par (30/360)	1.72%	1.72%	1.72%	**1.72%**	1.72%	1.72%

Class M1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.43	10.57	7.37	**5.68**	5.04	5.31
Modified Duration (years)	20.42	9.44	6.77	**5.32**	4.77	5.03
First Principal Payment	1/25/25	1/25/09	6/25/07	**8/25/07**	12/25/07	6/25/08
Last Principal Payment	12/25/33	2/25/28	8/25/22	**5/25/18**	5/25/15	4/25/13
Principal Lockout (months)	248	56	37	**39**	43	49
Principal Window (months)	108	230	183	**130**	90	59
Illustrative Yield @ Par (30/360)	1.72%	1.74%	1.74%	**1.75%**	1.74%	1.75%

Prepayment Sensitivity Tables (cont'd)

Class M2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.26	9.77	6.69	**5.10**	4.37	4.14
Modified Duration (years)	18.76	8.51	6.06	**4.72**	4.10	3.90
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	8/25/07	11/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	39	42
Principal Window (months)	90	120	85	**54**	33	16
Illustrative Yield @ Par (30/360)	2.39%	2.39%	2.39%	**2.39%**	2.39%	2.39%

Class M2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.42	10.51	7.31	**5.58**	4.74	4.44
Modified Duration (years)	18.85	9.02	6.53	**5.11**	4.40	4.15
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	8/25/07	11/25/07
Last Principal Payment	11/25/33	11/25/26	3/25/21	**3/25/17**	6/25/14	7/25/12
Principal Lockout (months)	248	56	37	**37**	39	42
Principal Window (months)	107	215	166	**118**	83	57
Illustrative Yield @ Par (30/360)	2.39%	2.42%	2.43%	**2.43%**	2.43%	2.43%

Class M3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.26	9.77	6.69	**5.08**	4.28	3.90
Modified Duration (years)	18.21	8.39	6.00	**4.66**	3.99	3.66
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	9/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	38	40
Principal Window (months)	90	120	85	**54**	34	18
Illustrative Yield @ Par (30/360)	2.64%	2.64%	2.64%	**2.64%**	2.64%	2.64%

Prepayment Sensitivity Tables (cont'd)

Class M3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.41	10.43	7.23	**5.49**	4.59	4.16
Modified Duration (years)	18.28	8.83	6.40	**4.99**	4.25	3.88
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	9/25/07
Last Principal Payment	8/25/33	11/25/24	5/25/19	**9/25/15**	3/25/13	7/25/11
Principal Lockout (months)	248	56	37	**37**	38	40
Principal Window (months)	104	191	144	**100**	69	47
Illustrative Yield @ Par (30/360)	2.65%	2.68%	2.69%	**2.69%**	2.69%	2.68%

Class B1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.77	6.69	**5.08**	4.25	3.83
Modified Duration (years)	17.37	8.21	5.90	**4.60**	3.91	3.56
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	8/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	38	39
Principal Window (months)	90	120	85	**54**	34	19
Illustrative Yield @ Par (30/360)	3.05%	3.05%	3.05%	**3.05%**	3.05%	3.05%

Class B1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.40	10.36	7.17	**5.44**	4.52	4.06
Modified Duration (years)	17.43	8.58	6.24	**4.88**	4.14	3.75
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	8/25/07
Last Principal Payment	7/25/33	11/25/23	6/25/18	**12/25/14**	8/25/12	1/25/11
Principal Lockout (months)	248	56	37	**37**	38	39
Principal Window (months)	103	179	133	**91**	62	42
Illustrative Yield @ Par (30/360)	3.06%	3.09%	3.10%	**3.11%**	3.10%	3.10%

Prepayment Sensitivity Tables (cont'd)

Class B2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.77	6.69	**5.07**	4.23	3.78
Modified Duration (years)	17.07	8.14	5.87	**4.57**	3.88	3.50
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	6/25/07	7/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**36**	37	38
Principal Window (months)	90	120	85	**55**	35	20
Illustrative Yield @ Par (30/360)	3.21%	3.21%	3.21%	**3.21%**	3.21%	3.21%

Class B2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.38	10.24	7.07	**5.35**	4.44	3.95
Modified Duration (years)	17.12	8.43	6.13	**4.79**	4.05	3.65
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	6/25/07	7/25/07
Last Principal Payment	5/25/33	12/25/22	8/25/17	**4/25/14**	2/25/12	8/25/10
Principal Lockout (months)	248	56	37	**36**	37	38
Principal Window (months)	101	168	123	**84**	57	38
Illustrative Yield @ Par (30/360)	3.21%	3.24%	3.25%	**3.25%**	3.25%	3.25%

Class B3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.77	6.69	**5.06**	4.21	3.73
Modified Duration (years)	14.51	7.51	5.53	**4.36**	3.72	3.34
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	5/25/07	6/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**36**	36	37
Principal Window (months)	90	120	85	**55**	36	21
Illustrative Yield @ Par (30/360)	4.70%	4.70%	4.70%	**4.70%**	4.70%	4.70%

Prepayment Sensitivity Tables (cont'd)

Class B3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.32	9.98	6.86	**5.19**	4.30	3.80
Modified Duration (years)	14.53	7.62	5.64	**4.45**	3.78	3.40
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	5/25/07	6/25/07
Last Principal Payment	1/25/33	5/25/21	5/25/16	**4/25/13**	5/25/11	1/25/10
Principal Lockout (months)	248	56	37	**36**	36	37
Principal Window (months)	97	149	108	**72**	49	32
Illustrative Yield @ Par (30/360)	4.70%	4.73%	4.73%	**4.74%**	4.73%	4.73%

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	1-month Forward LIBOR (%)	6-month Forward LIBOR (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)	Period	1-month Forward LIBOR (%)	6-month Forward LIBOR (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)
1	1.0900	1.1700	4.74	4.74	**41**	4.4067	4.5513	5.08	4.01
2	1.0900	1.1700	5.33	5.33	**42**	4.4652	4.6109	5.14	4.13
3	1.1340	1.2305	5.38	5.34	**43**	4.5243	4.6702	5.08	3.91
4	1.1711	1.3051	5.32	5.24	**44**	4.5833	4.7285	5.14	4.02
5	1.2197	1.3942	5.32	5.19	**45**	4.6422	4.7855	5.08	3.78
6	1.2840	1.4963	5.36	5.17	**46**	4.7006	4.8407	5.08	3.72
7	1.3674	1.6092	5.30	5.02	**47**	4.7577	4.8934	5.19	4.23
8	1.4712	1.7295	5.35	4.98	**48**	4.8133	4.9434	5.08	3.83
9	1.5871	1.8534	5.29	4.79	**49**	4.8668	4.9902	5.13	3.95
10	1.7090	1.9786	5.28	4.66	**50**	4.9176	5.0335	5.07	3.71
11	1.8333	2.1037	5.43	4.76	**51**	4.9652	5.0730	5.13	3.85
12	1.9594	2.2277	5.27	4.40	**52**	5.0095	5.1087	5.07	3.62
13	2.0852	2.3499	5.31	4.35	**53**	5.0500	5.1405	5.07	3.73
14	2.2092	2.4697	5.25	4.13	**54**	5.0865	5.1686	5.13	3.88
15	2.3320	2.5867	5.30	4.10	**55**	5.1191	5.1933	5.07	3.66
16	2.4524	2.7004	5.23	3.88	**56**	5.1479	5.2150	5.13	3.82
17	2.5698	2.8107	5.22	3.75	**57**	5.1729	5.2342	5.07	3.60
18	2.6842	2.9172	5.27	3.74	**58**	5.1946	5.2515	5.07	3.58
19	2.7951	3.0197	5.21	3.51	**59**	5.2136	5.2675	5.25	4.20
20	2.9021	3.1181	5.25	3.51	**60**	5.2301	5.2830	5.07	3.62
21	3.0053	3.2125	5.19	3.29	**61**	5.2452	5.2986	5.13	3.79
22	3.1042	3.3028	5.18	3.18	**62**	5.2597	5.3148	5.07	3.58
23	3.1989	3.3892	5.33	4.85	**63**	5.2739	5.3319	5.13	3.76
24	3.2897	3.4718	5.16	4.38	**64**	5.2887	5.3504	5.07	3.55
25	3.3763	3.5507	5.20	4.42	**65**	5.3047	5.3702	5.07	3.60
26	3.4589	3.6263	5.14	4.20	**66**	5.3220	5.3914	5.13	3.77
27	3.5380	3.6986	5.18	4.25	**67**	5.3407	5.4138	5.07	3.56
28	3.6134	3.7680	5.12	4.03	**68**	5.3610	5.4370	5.13	3.73
29	3.6856	3.8348	5.11	4.24	**69**	5.3829	5.4607	5.07	3.51
30	3.7548	3.8992	5.15	4.31	**70**	5.4058	5.4842	5.07	3.48
31	3.8211	3.9616	5.09	4.09	**71**	5.4295	5.5072	5.25	4.13
32	3.8850	4.0223	5.13	4.17	**72**	5.4537	5.5289	5.07	3.52
33	3.9468	4.0817	5.07	3.95	**73**	5.4772	5.5488	5.13	3.69
34	4.0065	4.1402	5.05	3.88	**74**	5.4997	5.5667	5.07	3.46
35	4.0648	4.1983	5.22	4.53	**75**	5.5207	5.5823	5.13	3.64
36	4.1221	4.2562	5.03	4.06	**76**	5.5395	5.5953	5.07	3.42
37	4.1787	4.3144	5.08	4.16	**77**	5.5558	5.6060	5.07	3.46
38	4.2351	4.3730	5.03	3.91	**78**	5.5696	5.6145	5.13	3.64
39	4.2918	4.4321	5.11	4.04	**79**	5.5809	5.6211	5.07	3.43
40	4.3490	4.4915	5.06	3.83	**80**	5.5895	5.6264	5.13	3.62

Breakeven CDR Table

The tables below describe the Constant Default Rate ("CDR"), and the related cumulative loss on the Mortgage Loans that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 12-month lag from default to loss, (4) triggers fail (i.e., no stepdown).

	Static LIBOR		Forward LIBOR	
	CDR Break	**Cumulative Loss**	**CDR Break**	**Cumulative Loss**
Class M1	26.88	20.57%	23.77	19.17%
Class M2	18.09	16.08%	15.23	14.34%
Class M3	15.72	14.61%	12.94	12.75%
Class B1	14.11	13.54%	11.38	11.59%
Class B2	12.27	12.22%	9.70	10.24%
Class B3	10.67	10.99%	8.52	9.24%

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I of II)

$780,000,000 *(Approximate)*
Aegis Asset Backed Securities Trust
Mortgage Pass-Through Certificates, Series 2004-2

Aegis Asset Backed Securities Corporation
Depositor

Aegis
MORTGAGECORPORATION

Aegis Mortgage Corporation
Seller

April 2, 2004

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$780,000,000 (Approximate)

Characteristics of the Certificates (a), (b), (c)

Offered Certificates	Original Certificate Balance	Coupon	Avg Life To Call (years)	Principal Lockout/ Window (months)	Final Sch. Maturity Date	Initial Credit Support	Expected Ratings (Moody's/S&P/Fitch)
Class A	$636,000,000	(d)(e)	**2.54**	0 / 91	4/25/34	20.50%	Aaa/AAA/AAA
Class M1	$52,000,000	(d)(e)	**5.15**	39 / 52	4/25/34	14.00%	Aa2/AA/AA
Class M2	$44,000,000	(d)(e)	**5.10**	37 / 54	4/25/34	8.50%	A2/A/A
Class M3	$14,000,000	(d)(e)	**5.08**	37 / 54	4/25/34	6.75%	A3/A-/A-
Class B1	$10,000,000	(d)(e)	**5.08**	37 / 54	4/25/34	5.50%	Baa1/BBB+/BBB+
Class B2	$12,000,000	(d)(e)	**5.07**	36 / 55	4/25/34	4.00%	Baa2/BBB/BBB
Class B3	$12,000,000	(d)(e)	**5.06**	36 / 55	4/25/34	2.50%	Baa3/BBB-/BBB-

Notes:

(a) 100% Prepayment Assumption: 27% CPR for the adjustable-rate Mortgage Loans; 4.6% CPR in month 1 of the fixed-rate Mortgage Loans, building to 23% CPR by month 12. On and after month 12, 23% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Certificates is subject to a 5% variance.

(d) The lesser of (a) One-Month LIBOR plus the related margin and (b) the Net Funds Cap.

(e) If the 10% clean-up call is not exercised, the margin for the Class A Certificates will double and the margins for the Class M Certificates will increase by a 1.5x multiple.

Depositor: Aegis Asset Backed Securities Corporation

Seller: Aegis Mortgage Corporation

Master Servicer and Securities Administrator: Wells Fargo Bank, N. A.

Trustee: [To be determined]

Servicer: Ocwen Federal Bank FSB ("Ocwen"). Ocwen has a subprime mortgage servicer rating of "SQ2" from Moody's Investors Service ("Moody's), "Strong" from Standard and Poor's ("S&P") and "RPS2" from Fitch Ratings ("Fitch").

Initially, all of the Mortgage Loans will be serviced by Chase Manhattan Mortgage Corp. The servicing of all of the Mortgage Loans will be transferred to Ocwen on or prior to the first Distribution Date.

Back-up Servicer: EMC Mortgage Corporation ("EMC"). EMC has a subprime mortgage servicer rating of "SQ1" from Moody's, "Above Average" from S&P and "RPS1" from Fitch.

Credit Risk Manager: The MurrayHill Company ("MurrayHill"). MurrayHill's primary function will be to monitor and advise the Servicer with respect to default management.

Underwriters: Lead Manager: Bear, Stearns & Co. Inc.
Co-Managers: Credit Suisse First Boston, Lehman Brothers.

Certificate Ratings: The Certificates are expected to receive the ratings from Moody's, S&P and Fitch.

The Certificates:	The Aegis Asset Backed Securities Trust Mortgage Pass-Through Certificates, Series 2004-2 (the "Certificates"), will consist of the Class A Certificates, Class M1 Certificates, Class M2 Certificates, Class M3 Certificates, Class B1 Certificates, Class B2 Certificates, Class B3 Certificates, Class P Certificates, Class X Certificates and Class R certificates. The Class A Certificates are referred to herein as the "Senior Certificates;" the Class M1, Class M2, Class M3, Class B1, Class B2 and Class B3 are collectively referred to herein as the "Subordinate Certificates." Only the Senior Certificates and the Subordinate Certificates (collectively, the "Offered Certificates") are offered hereby.
Cut-off Date:	As of April 1, 2004
Expected Pricing Date:	On or about April [ ], 2004
Closing Date:	On or about April 12, 2004
Distribution Date:	The 25th day of each month or, if the 25th day is not a business day, on the next succeeding business day, beginning in May 2004.
Delay Days:	0 days.
Day Count:	Interest will accrue on the basis of a 360-day year and the actual number of days elapsed in each Accrual Period.
Record Date:	With respect to any Distribution Date, the business day immediately preceding such Distribution Date.
Accrual Period:	With respect to any Distribution Date, the period beginning on the immediately preceding Distribution Date (or on the Closing Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.
Collection Period:	With respect to any Distribution Date, it is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	Each of the Offered Certificates, the Class P Certificates and the Class X Certificates will represent ownership of "regular interests" in a REMIC. The Class R Certificate will be designated as the sole class of "residual interest" in each of the REMICs.
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans or other retirement arrangements subject to ERISA or Section 4975 of the Internal Revenue Code of 1986.
SMMEA Treatment:	The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Mortgage Loans:	As of the Cut-Off Date, the collateral pool consisted of approximately 6,083 loans with an aggregate principal balance of $808,467,025 of adjustable-rate and fixed-rate, fully amortizing and balloon loans secured by primarily first liens on one- to four- family residential properties. Approximately 77.22% of the loans will be subject to prepayment penalties. For collateral statistics please see the "Collateral Summary" herein.
Optional Termination:	The majority holders of the Class X Certificates (or the Servicer, if the Class X Certificateholders do not do so) may purchase the Mortgage Loans on any Distribution Date following the month in which the total principal balance of the Mortgage Loans declines to less than 10% of their initial total principal balance (the "Initial Purchase Date").
Spread Increase:	If the option to purchase the Mortgage Loans is not exercised on the Initial Purchase Date by the majority Class X Certificateholders or the Servicer, then with respect to the next following Distribution Date and each succeeding Distribution Date thereafter, the margin on the Class A Certificates will double and the margins on the Class M Certificates will increase by a 1.5x multiple.

Servicing Fee: 50 basis points per annum (0.50%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.

Back-up Servicing Fee: 2 basis points per annum (0.02%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.

Credit Risk Management Fee: 1.5 basis points per annum (0.015%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.

Combined Master Servicer, Securities Administrator And Trustee Fee: [0.65] basis point per annum (0.0065%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.

Certificate Rate: The Certificate Rate on each class of Offered Certificates is equal to the lesser of (i) the related Pass-Through Rate and (ii) the Net Funds Cap.

Pass-Through Rate: With respect to the Offered Certificates, a per annum rate equal to one-month LIBOR plus the applicable margin for each class.

Net Funds Cap: With respect to each Distribution Date will be an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for such date and (2) 12, and the denominator of which is the Pool Balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

Net Mortgage Rate: For any Mortgage Loan at any time equals the Mortgage Rate thereof minus the Aggregate Expense Rate.

Aggregate Expense Rate: For any Mortgage Loan equals the sum of the related Servicing Fee, Back-up Servicing Fee and the Combined Master Servicer, Securities Administrator and Trustee Fee.

Pool Balance: As of any date of determination will be equal to the aggregate of the Scheduled Principal Balances of the Mortgage Loans as of such date.

Current Interest: The interest accrued during the related Accrual Period at the applicable Certificate Rate.

Carryforward Interest: With respect to any class of Offered Certificates and any Distribution Date will equal the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such class on such immediately preceding Distribution Date and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Basis Risk Shortfall Amount: To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate. Such amounts are payable to the extent of available funds, as described herein.

Credit Enhancement: For all of the Certificates consists of the following:

(1) Excess Interest
(2) Overcollateralization (initially, 2.50%)
(3) Additionally, Credit Enhancement will initially be provided by subordination to the:
   a. Class A Certificates from the Class M1, Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates
   b. Class M1 Certificates from the Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates
   c. Class M2 Certificates from the Class M3, Class B1, Class B2 and Class B3 Certificates
   d. Class M3 Certificates from the Class B1, Class B2 and Class B3 Certificates
   e. Class B1 Certificates from the Class B2 and Class B3 Certificates
   f. Class B2 Certificates from the Class B3 Certificates

Overcollateralization Target:

Prior to the Stepdown Date, [2.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, [5.00]% of the aggregate outstanding principal balance of the Mortgage Loans, subject to a floor of 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; *provided, however,* that if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target will be the same as the Overcollateralization Target on the preceding Distribution Date.

Trigger Event:

A Trigger Event will have occurred if the three-month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods equals or exceeds 36% of the Senior Enhancement Percentage or if the cumulative realized losses exceeds the following percentage of the aggregate initial mortgage loan balance in the respective Distribution Date.

Distribution Date	Percentage
37 – 48	[3.25]%
49 – 60	[5.00]%
61 – 72	[6.50]%
73 +	[7.00]%

Servicing Trigger:

A Servicing Trigger is in effect if any of the following conditions are met:

(a) The three-month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods exceed 20% of the current Pool Balance; or

(b) The Cumulative realized losses exceed 7.75% of the original Pool Balance.

Stepdown Date:

The later to occur of the Distribution Date in May 2007, and the first Distribution Date on which the Senior Enhancement Percentage has increased to not less than [41.00]%.

Interest Priority of Payments:

On each Distribution Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(1) To pay the Servicing Fee, Back-up Servicing Fee and the Combined Master Servicer, Securities Administrator and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A Certificates;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, B1, B2 and B3 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;

(6) Any interest remaining after the application of the above will be deemed excess interest for such Distribution Date and will be distributed as principal according to the Principal Priority of Payments described below, to Classes A, M1, M2, M3, B1, B2 and B3 to build or maintain the Overcollateralization Target;

(7) To pay sequentially to Classes A, M1, M2, M3, B1, B2 and B3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, M3, B1, B2 and B3 the amount of any allocated Realized Losses remaining unpaid; and

(9) To pay remaining amounts to the holder of the Class X Certificate.

Principal Priority of Payments:

The Class M1, Class M2, Class M3, Class B1, Class B2 and Class B3 Certificates are collectively referred to herein as the "Offered Subordinate Certificates."

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. Offered Subordinate Certificates will not receive any principal payments until the Stepdown Date, unless the Class A Certificates are paid in full.

On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a [41.00]% Credit Enhancement Percentage (based on 2x the Class A Initial Target Credit Enhancement Percentage).

On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on Offered Subordinate Certificates in the following order:

(1) To the Class M1 Certificates until it reaches a [28.00]% Target Credit Enhancement Percentage (based on 2x the Class M1 Initial Target Credit Enhancement Percentage);

(2) To the Class M2 Certificates until it reaches a [17.00]% Target Credit Enhancement Percentage (based on 2x the Class M2 Initial Target Credit Enhancement Percentage);

(3) To the Class M3 Certificates until it reaches a [13.50]% Target Credit Enhancement Percentage (based on 2x the Class M3 Initial Target Credit Enhancement Percentage);

(4) To the Class B1 Certificates, until it reaches a [11.00]% Target Credit Enhancement Percentage (based on 2x the Class B1 Initial Target Credit Enhancement Percentage);

(5) To the Class B2 Certificates, until it reaches a [8.00]% Target Credit Enhancement Percentage (based on 2x the Class B2 Initial Target Credit Enhancement Percentage); and

(6) To the Class B3 Certificates, until it reaches a [5.00]% Target Credit Enhancement Percentage (based on 2x the Class B3 Initial Target Credit Enhancement Percentage).

Initial Target Credit Enhancement (% of Initial Collateral Balance):	A	20.50%
	M1	14.00%
	M2	8.50%
	M3	6.75%
	B1	5.50%
	B2	4.00%
	B3	2.50%

Target Credit Enhancement On or after Stepdown Date (% of Current Collateral Balance):	A	41.00%
	M1	28.00%
	M2	17.00%
	M3	13.50%
	B1	11.00%
	B2	8.00%
	B3	5.00%

Net Funds Cap Schedule

PERIOD	RATE (%)	PERIOD	RATE (%)
1	4.8178	41	10.4368
2	6.6824	42	10.7987
3	6.9049	43	10.4461
4	6.6819	44	10.7898
5	6.6817	45	10.4374
6	6.9042	46	10.4331
7	6.6813	47	11.1763
8	6.9038	48	10.4684
9	6.6810	49	10.8128
10	6.6809	50	10.4597
11	7.3966	51	10.8038
12	6.6808	52	10.4510
13	6.9034	53	10.4536
14	6.6806	54	10.8155
15	6.9033	55	10.4623
16	6.6805	56	10.8065
17	6.6805	57	10.4536
18	6.9031	58	10.4492
19	6.6803	59	11.5642
20	6.9029	60	10.4407
21	6.6802	61	10.7843
22	6.6801	62	10.4321
23	9.4623	63	10.7754
24	8.5450	64	10.4235
25	8.8278	65	10.4192
26	8.5407	66	10.7621
27	8.8231	67	10.4106
28	8.5362	68	10.7532
29	9.1583	69	10.4021
30	9.4608	70	10.3978
31	9.1528	71	11.5072
32	9.4548	72	10.3893
33	9.1469	73	10.7313
34	9.1440	74	10.3809
35	10.8306	75	10.7226
36	9.8323	76	10.3725
37	10.1563	77	10.3683
38	9.8250	78	10.7095
39	10.1487	79	10.3599
40	9.8176	80	10.7009

(1) Assumes 6 month LIBOR remains constant at 20.00%.

Prepayment Sensitivity Tables

Class A (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	17.56	5.01	3.43	**2.54**	1.91	1.41
Modified Duration (years)	15.17	4.69	3.27	**2.45**	1.86	1.38
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	338	176	122	**91**	72	58
Illustrative Yield @ Par (30/360)	1.39%	1.39%	1.39%	**1.39%**	1.39%	1.39%

Class A (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	17.62	5.32	3.70	**2.75**	2.08	1.52
Modified Duration (years)	15.21	4.94	3.50	**2.63**	2.00	1.48
First Principal Payment	5/25/04	5/25/04	5/25/04	**5/25/04**	5/25/04	5/25/04
Last Principal Payment	2/25/34	5/25/30	7/25/25	**12/25/20**	8/25/17	2/25/15
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	358	313	255	**200**	160	130
Illustrative Yield @ Par (30/360)	1.39%	1.41%	1.41%	**1.41%**	1.41%	1.41%

Prepayment Sensitivity Tables (cont'd)

Class M1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.26	9.77	6.69	**5.15**	4.63	4.74
Modified Duration (years)	20.31	8.84	6.23	**4.87**	4.41	4.52
First Principal Payment	1/25/25	1/25/09	6/25/07	**8/25/07**	12/25/07	6/25/08
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**39**	43	49
Principal Window (months)	90	120	85	**52**	29	9
Illustrative Yield @ Par (30/360)	1.72%	1.72%	1.72%	**1.72%**	1.72%	1.72%

Class M1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.43	10.57	7.37	**5.68**	5.04	5.31
Modified Duration (years)	20.42	9.44	6.77	**5.32**	4.77	5.03
First Principal Payment	1/25/25	1/25/09	6/25/07	**8/25/07**	12/25/07	6/25/08
Last Principal Payment	12/25/33	2/25/28	8/25/22	**5/25/18**	5/25/15	4/25/13
Principal Lockout (months)	248	56	37	**39**	43	49
Principal Window (months)	108	230	183	**130**	90	59
Illustrative Yield @ Par (30/360)	1.72%	1.74%	1.74%	**1.75%**	1.74%	1.75%

Class M2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.26	9.77	6.69	**5.10**	4.37	4.14
Modified Duration (years)	18.76	8.51	6.06	**4.72**	4.10	3.90
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	8/25/07	11/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	39	42
Principal Window (months)	90	120	85	**54**	33	16
Illustrative Yield @ Par (30/360)	2.39%	2.39%	2.39%	**2.39%**	2.39%	2.39%

Prepayment Sensitivity Tables (cont'd)

Class M2 (to maturity)

% of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.42	10.51	7.31	**5.58**	4.74	4.44
Modified Duration (years)	18.85	9.02	6.53	**5.11**	4.40	4.15
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	8/25/07	11/25/07
Last Principal Payment	11/25/33	11/25/26	3/25/21	**3/25/17**	6/25/14	7/25/12
Principal Lockout (months)	248	56	37	**37**	39	42
Principal Window (months)	107	215	166	**118**	83	57
Illustrative Yield @ Par (30/360)	2.39%	2.42%	2.43%	**2.43%**	2.43%	2.43%

Class M3 (to call)

% of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.26	9.77	6.69	**5.08**	4.28	3.90
Modified Duration (years)	18.21	8.39	6.00	**4.66**	3.99	3.66
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	9/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	38	40
Principal Window (months)	90	120	85	**54**	34	18
Illustrative Yield @ Par (30/360)	2.64%	2.64%	2.64%	**2.64%**	2.64%	2.64%

Class M3 (to maturity)

% of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
ARMs Ramp to:	**0.00%**	**13.50%**	**20.25%**	**27.00%**	**33.75%**	**40.50%**
Fixed Rate Loans Ramp to:	**0.00%**	**11.50%**	**17.25%**	**23.00%**	**28.75%**	**34.50%**
Average Life (years)	25.41	10.43	7.23	**5.49**	4.59	4.16
Modified Duration (years)	18.28	8.83	6.40	**4.99**	4.25	3.88
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	9/25/07
Last Principal Payment	8/25/33	11/25/24	5/25/19	**9/25/15**	3/25/13	7/25/11
Principal Lockout (months)	248	56	37	**37**	38	40
Principal Window (months)	104	191	144	**100**	69	47
Illustrative Yield @ Par (30/360)	2.65%	2.68%	2.69%	**2.69%**	2.69%	2.68%

Prepayment Sensitivity Tables (cont'd)

Class B1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.77	6.69	**5.08**	4.25	3.83
Modified Duration (years)	17.37	8.21	5.90	**4.60**	3.91	3.56
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	8/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**37**	38	39
Principal Window (months)	90	120	85	**54**	34	19
Illustrative Yield @ Par (30/360)	3.05%	3.05%	3.05%	**3.05%**	3.05%	3.05%

Class B1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.40	10.36	7.17	**5.44**	4.52	4.06
Modified Duration (years)	17.43	8.58	6.24	**4.88**	4.14	3.75
First Principal Payment	1/25/25	1/25/09	6/25/07	**6/25/07**	7/25/07	8/25/07
Last Principal Payment	7/25/33	11/25/23	6/25/18	**12/25/14**	8/25/12	1/25/11
Principal Lockout (months)	248	56	37	**37**	38	39
Principal Window (months)	103	179	133	**91**	62	42
Illustrative Yield @ Par (30/360)	3.06%	3.09%	3.10%	**3.11%**	3.10%	3.10%

Class B2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.77	6.69	**5.07**	4.23	3.78
Modified Duration (years)	17.07	8.14	5.87	**4.57**	3.88	3.50
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	6/25/07	7/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**36**	37	38
Principal Window (months)	90	120	85	**55**	35	20
Illustrative Yield @ Par (30/360)	3.21%	3.21%	3.21%	**3.21%**	3.21%	3.21%

Prepayment Sensitivity Tables (cont'd)

Class B2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.38	10.24	7.07	**5.35**	4.44	3.95
Modified Duration (years)	17.12	8.43	6.13	**4.79**	4.05	3.65
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	6/25/07	7/25/07
Last Principal Payment	5/25/33	12/25/22	8/25/17	**4/25/14**	2/25/12	8/25/10
Principal Lockout (months)	248	56	37	**36**	37	38
Principal Window (months)	101	168	123	**84**	57	38
Illustrative Yield @ Par (30/360)	3.21%	3.24%	3.25%	**3.25%**	3.25%	3.25%

Class B3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.26	9.77	6.69	**5.06**	4.21	3.73
Modified Duration (years)	14.51	7.51	5.53	**4.36**	3.72	3.34
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	5/25/07	6/25/07
Last Principal Payment	6/25/32	12/25/18	6/25/14	**11/25/11**	4/25/10	2/25/09
Principal Lockout (months)	248	56	37	**36**	36	37
Principal Window (months)	90	120	85	**55**	36	21
Illustrative Yield @ Par (30/360)	4.70%	4.70%	4.70%	**4.70%**	4.70%	4.70%

Class B3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.32	9.98	6.86	**5.19**	4.30	3.80
Modified Duration (years)	14.53	7.62	5.64	**4.45**	3.78	3.40
First Principal Payment	1/25/25	1/25/09	6/25/07	**5/25/07**	5/25/07	6/25/07
Last Principal Payment	1/25/33	5/25/21	5/25/16	**4/25/13**	5/25/11	1/25/10
Principal Lockout (months)	248	56	37	**36**	36	37
Principal Window (months)	97	149	108	**72**	49	32
Illustrative Yield @ Par (30/360)	4.70%	4.73%	4.73%	**4.74%**	4.73%	4.73%

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	1-month Forward LIBOR (%)	6-month Forward LIBOR (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)	Period	1-month Forward LIBOR (%)	6-month Forward LIBOR (%)	Excess Spread (Static LIBOR) (%)	Excess Spread (Forward LIBOR) (%)
1	1.0900	1.1600	4.70	4.70	41	4.1012	4.2773	5.14	4.19
2	1.0900	1.1600	5.31	5.31	42	4.1547	4.3299	5.20	4.30
3	1.1074	1.1940	5.36	5.34	43	4.2075	4.3816	5.14	4.10
4	1.1226	1.2398	5.30	5.27	44	4.2595	4.4323	5.20	4.20
5	1.1465	1.2987	5.30	5.24	45	4.3107	4.4820	5.15	4.00
6	1.1830	1.3706	5.34	5.25	46	4.3612	4.5304	5.15	3.94
7	1.2354	1.4542	5.29	5.14	47	4.4106	4.5773	5.26	4.41
8	1.3055	1.5474	5.34	5.13	48	4.4589	4.6226	5.15	4.04
9	1.3884	1.6472	5.28	4.98	49	4.5060	4.6660	5.20	4.15
10	1.4809	1.7518	5.27	4.88	50	4.5513	4.7075	5.15	3.94
11	1.5810	1.8593	5.43	4.98	51	4.5950	4.7469	5.20	4.06
12	1.6860	1.9683	5.26	4.67	52	4.6367	4.7841	5.15	3.85
13	1.7937	2.0777	5.31	4.63	53	4.6763	4.8192	5.15	3.96
14	1.9026	2.1867	5.25	4.44	54	4.7137	4.8523	5.20	4.10
15	2.0124	2.2948	5.30	4.41	55	4.7489	4.8835	5.15	3.89
16	2.1217	2.4012	5.24	4.21	56	4.7820	4.9129	5.20	4.03
17	2.2299	2.5055	5.23	4.10	57	4.8131	4.9408	5.15	3.82
18	2.3368	2.6076	5.28	4.08	58	4.8423	4.9676	5.15	3.79
19	2.4415	2.7070	5.22	3.88	59	4.8699	4.9935	5.32	4.40
20	2.5438	2.8036	5.27	3.87	60	4.8960	5.0188	5.15	3.85
21	2.6436	2.8973	5.21	3.67	61	4.9212	5.0439	5.20	4.00
22	2.7404	2.9882	5.20	3.57	62	4.9459	5.0690	5.15	3.79
23	2.8342	3.0762	5.36	5.00	63	4.9701	5.0942	5.20	3.94
24	2.9252	3.1616	5.19	4.57	64	4.9943	5.1197	5.15	3.74
25	3.0131	3.2443	5.24	4.60	65	5.0187	5.1456	5.15	3.81
26	3.0982	3.3246	5.17	4.39	66	5.0434	5.1718	5.20	3.96
27	3.1809	3.4024	5.22	4.42	67	5.0686	5.1983	5.15	3.75
28	3.2609	3.4778	5.16	4.22	68	5.0942	5.2249	5.20	3.91
29	3.3385	3.5508	5.15	4.44	69	5.1202	5.2514	5.15	3.70
30	3.4139	3.6216	5.20	4.49	70	5.1464	5.2775	5.15	3.67
31	3.4869	3.6900	5.13	4.28	71	5.1728	5.3032	5.31	4.29
32	3.5575	3.7561	5.18	4.34	72	5.1990	5.3279	5.15	3.71
33	3.6258	3.8201	5.11	4.13	73	5.2247	5.3516	5.20	3.87
34	3.6917	3.8822	5.10	4.06	74	5.2496	5.3740	5.15	3.65
35	3.7554	3.9424	5.27	4.68	75	5.2737	5.3950	5.20	3.82
36	3.8170	4.0011	5.08	4.24	76	5.2963	5.4145	5.15	3.60
37	3.8766	4.0584	5.13	4.32	77	5.3176	5.4325	5.15	3.66
38	3.9347	4.1146	5.08	4.09	78	5.3374	5.4491	5.20	3.83
39	3.9913	4.1697	5.16	4.21	79	5.3556	5.4643	5.15	3.62
40	4.0467	4.2239	5.12	4.02	80	5.3722	5.4783	5.20	3.79

Breakeven CDR Table

The tables below describe the Constant Default Rate ("CDR"), and the related cumulative loss on the Mortgage Loans that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 12-month lag from default to loss, (4) triggers fail (i.e., no stepdown).

	Static LIBOR		Forward LIBOR	
	CDR Break	Cumulative Loss	CDR Break	Cumulative Loss
Class M1	26.95	20.61%	24.35	19.45%
Class M2	18.14	16.11%	15.72	14.65%
Class M3	15.77	14.65%	13.40	13.08%
Class B1	14.16	13.57%	11.83	11.93%
Class B2	12.31	12.25%	10.12	10.59%
Class B3	10.72	11.03%	8.91	9.57%

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part II of II)

$780,000,000 *(Approximate)*
Aegis Asset Backed Securities Trust
Mortgage Pass-Through Certificates, Series 2004-2

Aegis Asset Backed Securities Corporation
Depositor

Aegis
MORTGAGE CORPORATION

Aegis Mortgage Corporation
Seller

April 2, 2004

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

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General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Aggregate Summary

Total Number of Loans	6,083
Total Outstanding Loan Balance	$808,467,025.10
Average Outstanding Loan Balance	$132,905.97
Fixed Rate Loans	28.55%
Adjustable-Rate Loans	71.45%
Prepayment Penalty Coverage	77.22%
Weighted Average Coupon	7.432%
Weighted Average Margin*	6.228%
Weighted Average Initial Periodic Cap*	2.969%
Weighted Average Periodic Cap*	1.000%
Weighted Average Maximum Rate*	13.454%
Weighted Average Minimum Rate*	7.453%
Weighted Average Original Term (mo.)	347
Weighted Average Remaining Term (mo.)	345
Weighted Average Original LTV	79.29%
Weighted Average FICO	617
Weighted Average DTI	40.05%
First Lien Position	96.66%
Product Type	
2/28 ARM	68.67%
3/27 ARM	2.79%
Fixed Rate	28.26%
Balloon	0.29%
Prepayment Penalty (years)	
None	22.78%
1.0	9.63%
2.0	46.79%
2.5	0.29%
3.0	20.50%

Geographic Distribution	
(Other states account individually for less than 5.00% of the Cut-off Date aggregate principal balance)	
California (South)	11.97%
California (North)	4.71%
New York	9.93%
Florida	7.81%
Massachusetts	7.22%
Ohio	5.84%
Largest Zip Code Concentration	
Zip Code (City)	0.29%
02302 (Brockton, MA)	
Occupancy Status	
Owner Occupied	95.22%
Investment	3.94%
Second Home	0.84%
Loan Purpose	
Cashout Refinance	76.00%
Purchase	21.99%
Rate/Term Refinance	2.01%

* Adjustable-Rate Loans Only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Scheduled Principal Balances

($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 - 50,000.00	884	$30,931,511.95	3.83%
50,000.01 - 100,000.00	1,907	142,553,709.92	17.63
100,000.01 - 150,000.00	1,309	160,892,046.91	19.90
150,000.01 - 200,000.00	842	145,232,495.86	17.96
200,000.01 - 250,000.00	491	109,228,047.55	13.51
250,000.01 - 300,000.00	281	76,795,104.96	9.50
300,000.01 - 350,000.00	156	50,200,611.49	6.21
350,000.01 - 400,000.00	97	36,657,270.30	4.53
400,000.01 - 450,000.00	46	19,516,425.13	2.41
450,000.01 - 500,000.00	38	18,275,989.86	2.26
500,000.01 - 550,000.00	15	7,957,070.76	0.98
550,000.01 - 600,000.00	9	5,090,531.26	0.63
600,000.01 - 650,000.00	7	4,409,916.37	0.55
700,000.01 - 750,000.00	1	726,292.77	0.09
Total:	6,083	$808,467,025.10	100.00%

Minimum:	$12,588.10
Maximum:	$726,292.77
Average:	$132,905.97

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Mortgage Rates

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.001 - 4.500	5	$1,100,889.10	0.14%
4.501 - 5.000	48	11,057,914.62	1.37
5.001 - 5.500	180	34,189,635.93	4.23
5.501 - 6.000	518	100,677,599.94	12.45
6.001 - 6.500	583	102,776,693.18	12.71
6.501 - 7.000	757	124,270,967.53	15.37
7.001 - 7.500	682	104,196,692.22	12.89
7.501 - 8.000	730	97,253,423.30	12.03
8.001 - 8.500	458	55,714,109.59	6.89
8.501 - 9.000	472	53,965,687.60	6.68
9.001 - 9.500	453	42,172,634.86	5.22
9.501 - 10.000	351	32,036,355.46	3.96
10.001 - 10.500	243	17,946,029.13	2.22
10.501 - 11.000	198	12,227,318.66	1.51
11.001 - 11.500	99	6,178,471.62	0.76
11.501 - 12.000	60	3,781,067.65	0.47
12.001 - 12.500	240	8,502,751.21	1.05
12.501 - 13.000	5	314,306.72	0.04
13.001 - 13.500	1	104,476.77	0.01
Total:	6,083	$808,467,025.10	100.00%

Minimum:	4.500%
Maximum:	13.125%
Weighted Average:	7.432%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Original Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	467	$38,167,278.43	4.72%
181 – 240	614	30,696,889.45	3.80
241 – 300	20	2,918,656.23	0.36
301 – 360	4,982	736,684,200.99	91.12
Total:	6,083	$808,467,025.10	100.00%

Minimum:	120
Maximum:	360
Weighted Average:	347

Aggregate Remaining Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	467	$38,167,278.43	4.72%
181 – 240	614	30,696,889.45	3.80
241 – 300	20	2,918,656.23	0.36
301 – 360	4,982	736,684,200.99	91.12
Total:	6,083	$808,467,025.10	100.00%

Minimum:	117
Maximum:	360
Weighted Average:	345

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Original Loan-to-Value Ratio*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.01 - 20.00	25	$1,206,655.73	0.15%
20.01 - 30.00	44	3,394,228.90	0.42
30.01 - 40.00	69	6,314,089.06	0.78
40.01 - 50.00	150	17,057,558.15	2.11
50.01 - 60.00	263	33,105,058.53	4.09
60.01 - 70.00	671	96,991,403.74	12.00
70.01 - 80.00	1,996	303,916,345.37	37.59
80.01 - 90.00	1,766	257,539,018.59	31.86
90.01 - 100.00	1,099	88,942,667.04	11.00
Total:	6,083	$808,467,025.10	100.00%

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	12.51%
Maximum:	100.00%
Weighted Average:	79.29%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate FICO Score

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 500	11	$1,602,064.78	0.20%
501 – 520	324	37,971,648.40	4.70
521 – 540	435	55,584,326.79	6.88
541 – 560	516	65,652,434.99	8.12
561 – 580	529	70,305,777.39	8.70
581 – 600	722	86,524,302.95	10.70
601 – 620	839	110,395,121.08	13.65
621 – 640	791	103,272,185.81	12.77
641 – 660	688	96,877,659.98	11.98
661 – 680	460	65,646,560.23	8.12
681 – 700	288	44,430,942.85	5.50
701 – 720	196	29,661,591.97	3.67
721 – 740	114	16,647,546.58	2.06
741 – 760	82	11,406,827.29	1.41
761 – 780	55	7,448,007.66	0.92
781 – 800	25	4,047,638.30	0.50
801 – 820	7	975,688.05	0.12
821+	1	16,700.00	0.00
Total:	6,083	$808,467,025.10	100.00%

Minimum:	500
Maximum:	827
Weighted Average:	617

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Loan Purpose

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Cashout Refinance	4,275	$614,469,949.64	76.00%
Purchase	1,499	177,749,852.79	21.99
Rate/Term Refinance	309	16,247,222.67	2.01
Total:	6,083	$808,467,025.10	100.00%

Aggregate Property Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Single Family	4,888	$624,523,016.82	77.25%
PUD	522	82,041,545.98	10.15
2-4 Family	345	63,097,794.46	7.80
Condo	265	31,692,219.77	3.92
Townhouse	38	4,159,476.99	0.51
Modular Home	25	2,952,971.08	0.37
Total:	6,083	$808,467,025.10	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate States – Top 30

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Arizona	99	$11,881,453.36	1.47%
California (North)	194	38,040,696.57	4.71
California (South)	508	96,811,191.18	11.97
Colorado	131	17,767,116.99	2.20
Connecticut	173	25,270,026.07	3.13
Florida	534	63,147,097.87	7.81
Georgia	122	13,874,118.26	1.72
Iowa	87	7,033,061.93	0.87
Illinois	157	19,544,398.79	2.42
Indiana	111	8,372,931.94	1.04
Louisiana	125	11,331,547.31	1.40
Massachusetts	291	58,372,148.38	7.22
Maryland	108	17,034,023.45	2.11
Maine	142	17,263,107.53	2.14
Michigan	212	21,212,991.69	2.62
Minnesota	141	21,449,896.14	2.65
Missouri	122	9,675,198.60	1.20
North Carolina	128	14,849,820.65	1.84
New Hampshire	181	26,167,980.42	3.24
Nevada	110	17,089,426.52	2.11
New York	405	80,268,653.53	9.93
Ohio	536	47,219,194.56	5.84
Pennsylvania	102	10,752,242.50	1.33
Rhode Island	110	17,771,428.15	2.20
Tennessee	65	6,530,504.10	0.81
Texas	298	28,089,078.01	3.47
Utah	52	5,196,685.00	0.64
Virginia	190	29,379,351.08	3.63
Vermont	76	8,634,683.18	1.07
Washington	79	12,045,379.05	1.49
Wisconsin	109	11,305,958.98	1.40
Other	385	35,085,633.31	4.34
Total:	6,083	$808,467,025.10	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Documentation Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Full/Alternative	4,680	$590,021,327.01	72.98%
Stated	1,403	218,445,698.09	27.02
Total:	6,083	$808,467,025.10	100.00%

Aggregate Occupancy Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Investor	297	$31,890,685.87	3.94%
Owner Occupied	5,747	769,792,196.30	95.22
Second Home	39	6,784,142.93	0.84
Total:	6,083	$808,467,025.10	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Gross Margin*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
3.001 – 3.500	19	$4,168,868.29	0.72%
3.501 – 4.000	74	15,558,364.61	2.69
4.001 – 4.500	170	34,494,379.99	5.97
4.501 – 5.000	316	58,911,045.49	10.20
5.001 – 5.500	426	75,067,475.10	12.99
5.501 – 6.000	529	87,140,893.26	15.08
6.001 – 6.500	634	91,575,360.54	15.85
6.501 – 7.000	440	62,150,775.72	10.76
7.001 – 7.500	345	43,583,611.13	7.54
7.501 – 8.000	311	36,769,677.22	6.36
8.001 – 8.500	264	27,339,974.26	4.73
8.501 – 9.000	166	19,149,022.81	3.31
9.001 – 9.500	116	10,135,265.08	1.75
9.501 – 10.000	66	6,163,812.05	1.07
10.001 – 10.500	40	3,371,450.03	0.58
10.501 – 11.000	22	1,394,035.64	0.24
11.001 – 11.500	9	609,909.01	0.11
11.501 – 12.00	1	104,476.77	0.02
Total:	3,948	$577,688,397.00	100.00%

* Adjustable-Rate Loans Only

Minimum:	3.114 %
Maximum:	11.875 %
Weighted Average:	6.228 %

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Initial Periodic Cap*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	70	$8,828,092.41	1.53%
2.000	1	148,389.80	0.03
3.000	3,877	568,711,914.79	98.45
Total:	3,948	$577,688,397.00	100.00%

* Adjustable-Rate Loans Only

Minimum:	1.000%
Maximum:	3.000%
Weighted Average:	2.969%

Aggregate Periodic Cap*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	3,948	$577,688,397.00	100.00%
Total:	3,948	$577,688,397.00	100.00%

* Adjustable-Rate Loans Only

Minimum:	1.000%
Maximum:	1.000%
Weighted Average:	1.000%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Maximum Rate*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.001 - 10.500	5	$1,100,889.10	0.19%
10.501 - 11.000	44	10,198,701.67	1.77
11.001 - 11.500	122	23,135,725.22	4.00
11.501 - 12.000	285	57,556,578.41	9.96
12.001 - 12.500	373	67,593,573.37	11.70
12.501 - 13.000	516	86,981,666.90	15.06
13.001 - 13.500	508	81,269,345.14	14.07
13.501 - 14.000	558	76,852,516.59	13.30
14.001 - 14.500	349	44,410,276.55	7.69
14.501 - 15.000	358	43,199,500.78	7.48
15.001 - 15.500	269	30,591,116.08	5.30
15.501 - 16.000	243	26,158,307.36	4.53
16.001 - 16.500	130	12,858,414.69	2.23
16.501 - 17.000	88	7,823,448.69	1.35
17.001 - 17.500	52	4,209,166.94	0.73
17.501 - 18.000	31	2,553,561.72	0.44
18.001 - 18.500	11	776,824.30	0.13
18.501 - 19.000	5	314,306.72	0.05
19.001 - 19.500	1	104,476.77	0.02
Total:	3,948	$577,688,397.00	100.00%

* Adjustable-Rate Loans Only

Minimum:	10.500%
Maximum:	19.125%
Weighted Average:	13.454%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Minimum Rate (Floor)*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 4.000	1	$148,389.80	0.03%
4.001 - 4.500	5	1,100,889.10	0.19
4.501 - 5.000	44	10,198,701.67	1.77
5.001 - 5.500	122	23,135,725.22	4.00
5.501 - 6.000	285	57,556,578.41	9.96
6.001 - 6.500	373	67,593,573.37	11.70
6.501 - 7.000	516	86,981,666.90	15.06
7.001 - 7.500	507	81,120,955.34	14.04
7.501 - 8.000	558	76,852,516.59	13.30
8.001 - 8.500	349	44,410,276.55	7.69
8.501 - 9.000	358	43,199,500.78	7.48
9.001 - 9.500	269	30,591,116.08	5.30
9.501 - 10.000	243	26,158,307.36	4.53
10.001 – 10.500	130	12,858,414.69	2.23
10.501 – 11.000	88	7,823,448.69	1.35
11.001 – 11.500	52	4,209,166.94	0.73
11.501 – 12.000	31	2,553,561.72	0.44
12.001 – 12.500	11	776,824.30	0.13
12.501 – 13.000	5	314,306.72	0.05
13.001 – 13.500	1	104,476.77	0.02
Total:	3,948	$577,688,397.00	100.00%

* Adjustable-Rate Loans Only

Minimum:	3.250%
Maximum:	13.125%
Weighted Average:	7.453%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Next Rate Adjustment Date*

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
2005-07	1	$66,004.17	0.01%
2005-08	3	544,214.34	0.09
2005-09	4	393,767.43	0.07
2005-10	6	1,069,841.36	0.19
2005-11	3	369,872.83	0.06
2005-12	29	4,323,789.87	0.75
2006-01	699	106,254,009.76	18.39
2006-02	1,184	175,171,002.85	30.32
2006-03	1,343	189,620,734.56	32.82
2006-04	547	77,327,816.31	13.39
2006-12	2	255,019.55	0.04
2007-01	16	3,315,994.06	0.57
2007-02	40	6,243,639.25	1.08
2007-03	55	9,949,990.67	1.72
2007-04	16	2,782,700.00	0.48
Total:	3,948	$577,688,397.00	100.00%

* Adjustable-Rate Loans Only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Fixed Rate Summary

Total Number of Loans	2,135
Total Outstanding Loan Balance	$230,778,628.10
Average Outstanding Loan Balance	$108,093.03
Prepayment Penalty Coverage	85.79%
Weighted Average Coupon	7.377%
Weighted Average Original Term (mo.)	313
Weighted Average Remaining Term (mo.)	312
Weighted Average Original LTV	76.82%
Weighted Average FICO	643
Weighted Average DTI	39.58%
First Lien Position	88.31%
Product Type	
Fixed Rate	99.00%
Balloon	1.00%
Prepayment Penalty (years)	
None	14.21%
1.0	18.41%
2.0	1.03%
2.5	0.77%
3.0	65.59%

Geographic Distribution	
(Other states account individually for less than 5.00% of the Cut-off Date aggregate principal balance)	
California (North)	5.18%
California (South)	10.84%
Florida	6.84%
Massachusetts	6.40%
New York	14.83%
Texas	5.56%
Largest Zip Code Concentration	
Zip Code (City)	0.42%
22193 (Woodbridge, VA)	
Occupancy Status	
Owner Occupied	95.66%
Investment	3.68%
Second Home	0.66%
Loan Purpose	
Cashout Refinance	77.43%
Purchase	17.68%
Rate/Term Refinance	4.89%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Scheduled Principal Balances

($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 – 50,000.00	646	$20,639,514.18	8.94%
50,000.01 -100,000.00	657	48,054,822.12	20.82
100,000.01 - 150,000.00	316	38,851,111.90	16.83
150,000.01 - 200,000.00	216	37,139,752.13	16.09
200,000.01 - 250,000.00	134	29,812,126.01	12.92
250,000.01 - 300,000.00	63	17,250,327.76	7.47
300,000.01 - 350,000.00	52	16,684,417.20	7.23
350,000.01 - 400,000.00	23	8,611,070.84	3.73
400,000.01 - 450,000.00	12	5,161,513.95	2.24
450,000.01 - 500,000.00	9	4,360,039.83	1.89
500,000.01 - 550,000.00	2	1,097,928.84	0.48
550,000.01 - 600,000.00	2	1,123,820.55	0.49
600,000.01 - 650,000.00	2	1,265,890.02	0.55
700,000.01 - 750,000.00	1	726,292.77	0.31
Total:	2,135	$230,778,628.10	100.00%

Minimum:	$12,588.10
Maximum:	$726,292.77
Average:	$108,093.03

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Mortgage Rates

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.501 - 5.000	4	$859,212.95	0.37%
5.001 - 5.500	58	11,053,910.71	4.79
5.501 - 6.000	233	43,121,021.53	18.69
6.001 - 6.500	210	35,183,119.81	15.25
6.501 - 7.000	241	37,289,300.63	16.16
7.001 - 7.500	174	22,927,347.08	9.93
7.501 - 8.000	172	20,400,906.72	8.84
8.001 - 8.500	109	11,303,833.04	4.90
8.501 - 9.000	114	10,766,186.82	4.67
9.001 - 9.500	184	11,581,518.77	5.02
9.501 - 10.000	108	5,878,048.10	2.55
10.001 - 10.500	113	5,087,614.45	2.20
10.501 - 11.000	110	4,403,869.97	1.91
11.001 - 11.500	47	1,969,304.68	0.85
11.501 - 12.000	29	1,227,505.93	0.53
12.001 - 12.500	229	7,725,926.90	3.35
Total:	2,135	$230,778,628.10	100.00%

Minimum:	4.530%
Maximum:	12.500%
Weighted Average:	7.377%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Original Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	467	$38,167,278.43	16.54%
181 - 240	614	30,696,889.45	13.30
241 - 300	20	2,918,656.23	1.26
301 - 360	1,034	158,995,803.99	68.90
Total:	2,135	$230,778,628.10	100.00%

Minimum:	120
Maximum:	360
Weighted Average:	313

Fixed Rate Remaining Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	467	$38,167,278.43	16.54%
181 - 240	614	30,696,889.45	13.30
241 - 300	20	2,918,656.23	1.26
301 - 360	1,034	158,995,803.99	68.90
Total:	2,135	$230,778,628.10	100.00%

Minimum:	117
Maximum:	360
Weighted Average:	312

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Original Loan-to-Value Ratio*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.01 - 20.00	19	$878,867.26	0.38%
20.01 - 30.00	25	1,807,011.15	0.78
30.01 - 40.00	31	2,922,182.65	1.27
40.01 - 50.00	83	9,859,498.70	4.27
50.01 - 60.00	129	16,072,631.30	6.96
60.01 - 70.00	252	38,410,220.30	16.64
70.01 - 80.00	485	73,135,121.05	31.69
80.01 - 90.00	356	50,738,937.22	21.99
90.01 - 100.00	755	36,954,158.47	16.01
Total:	2,135	$230,778,628.10	100.00%

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	12.65 %
Maximum:	100.00%
Weighted Average:	76.82%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate FICO Score

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 500	2	$59,601.08	0.03%
501 – 520	26	2,858,340.36	1.24
521 – 540	61	7,347,057.29	3.18
541 – 560	78	9,678,408.70	4.19
561 – 580	106	13,437,204.04	5.82
581 – 600	221	15,782,561.85	6.84
601 – 620	303	28,964,001.19	12.55
621 – 640	343	36,298,966.07	15.73
641 – 660	322	35,202,281.79	15.25
661 – 680	245	27,509,052.66	11.92
681 – 700	150	18,450,270.57	7.99
701 – 720	103	12,672,730.09	5.49
721 – 740	69	9,408,495.71	4.08
741 – 760	50	6,422,806.45	2.78
761 – 780	34	3,833,956.93	1.66
781 – 800	16	2,265,227.48	0.98
801 – 820	5	570,965.83	0.25
821+	1	16,700.00	0.01
Total:	2,135	$230,778,628.10	100.00%

Minimum:	500
Maximum:	827
Weighted Average:	643

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Loan Purpose

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Cashout Refinance	1,278	$178,697,393.25	77.43%
Purchase	583	40,803,684.20	17.68
Rate/Term Refinance	274	11,277,550.65	4.89
Total:	2,135	$230,778,628.10	100.00%

Fixed Rate Property Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Single Family	1,719	$181,745,114.18	78.75%
PUD	198	22,457,472.06	9.73
2-4 Family	117	18,681,632.57	8.10
Condo	78	5,573,065.68	2.41
Modular Home	10	1,227,459.16	0.53
Townhouse	13	1,093,884.45	0.47
Total:	2,135	$230,778,628.10	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate States – Top 30

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Arizona	28	$1,954,895.49	0.85%
California (North)	71	11,960,318.29	5.18
California (South)	179	25,018,424.83	10.84
Colorado	51	3,520,883.43	1.53
Connecticut	51	6,279,802.50	2.72
Delaware	20	1,673,090.33	0.72
Florida	185	15,776,259.41	6.84
Georgia	40	3,328,021.59	1.44
Illinois	33	2,557,093.91	1.11
Indiana	39	2,178,601.76	0.94
Louisiana	60	4,807,725.79	2.08
Massachusetts	95	14,770,329.89	6.40
Maryland	38	4,361,907.79	1.89
Maine	72	8,435,015.12	3.66
Michigan	43	3,034,146.92	1.31
Minnesota	25	3,383,577.09	1.47
Missouri	37	2,187,119.75	0.95
North Carolina	43	3,741,376.75	1.62
New Hampshire	75	10,578,503.04	4.58
Nevada	35	3,802,185.41	1.65
New York	190	34,222,427.84	14.83
Ohio	155	10,434,020.56	4.52
Pennsylvania	37	3,718,110.63	1.61
Rhode Island	48	6,668,628.06	2.89
Tennessee	22	2,552,267.94	1.11
Texas	163	12,834,113.63	5.56
Utah	22	1,172,652.41	0.51
Virginia	63	9,184,434.31	3.98
Vermont	31	3,055,763.96	1.32
Washington	35	3,262,039.38	1.41
Wisconsin	28	2,225,361.07	0.96
Other	121	8,099,529.21	3.51
Total:	2,135	$230,778,628.10	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Documentation Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Full/Alternative	1,674	$174,363,963.17	75.55%
Stated Income	461	56,414,664.93	24.45
Total:	2,135	$230,778,628.10	100.00%

Fixed Rate Occupancy

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Investor	86	$8,488,119.96	3.68%
Owner Occupied	2,037	220,769,467.85	95.66
Second Home	12	1,521,040.29	0.66
Total:	2,135	$230,778,628.10	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Adjustable-Rate Loans Summary

Total Number of Loans	3,948
Total Outstanding Loan Balance	$577,688,397.00
Average Outstanding Loan Balance	$146,324.32
Prepayment Penalty Coverage	73.79%
Weighted Average Coupon	7.454%
Weighted Average Margin	6.228%
Weighted Average Initial Periodic Cap	2.969%
Weighted Average Periodic Cap	1.000%
Weighted Average Maximum Rate	13.454%
Weighted Average Minimum Rate	7.453%
Weighted Average Original Term (mo.)	360
Weighted Average Remaining Term (mo.)	358
Weighted Average Original LTV	80.28%
Weighted Average FICO	607
Weighted Average DTI	40.23%
First Lien Position	100.00%
Product Type	
2/28 ARM	96.10%
3/27 ARM	3.90%
Prepayment Penalty (years)	
None	26.21%
1.0	6.12%
2.0	65.07%
2.5	0.10%
3.0	2.48%

Geographic Distribution	
(Other states account individually for less than 5.00% of the Cut-off Date Aggregate principal balance)	
California (North)	4.51%
California (South)	12.43%
Ohio	6.37%
Massachusetts	7.55%
Florida	8.20%
New York	7.97%
Largest Zip Code Concentration	
Zip Code (City)	0.32%
02301 (Brockton, MA)	
Occupancy Status	
Owner Occupied	95.04%
Investment	4.05%
Second Home	0.91%
Loan Purpose	
Cashout Refinance	75.43%
Purchase	23.71%
Rate/Term Refinance	0.86%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Scheduled Principal Balances

($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 – 50,000.00	238	$10,291,997.78	1.78%
50,000.01 – 100,000.00	1,250	94,498,887.80	16.36
100,000.01 - 150,000.00	993	122,040,935.02	21.13
150,000.01 - 200,000.00	626	108,092,743.72	18.71
200,000.01 - 250,000.00	357	79,415,921.54	13.75
250,000.01 - 300,000.00	218	59,544,777.20	10.31
300,000.01 - 350,000.00	104	33,516,194.29	5.80
350,000.01 - 400,000.00	74	28,046,199.46	4.85
400,000.01 - 450,000.00	34	14,354,911.17	2.48
450,000.01 - 500,000.00	29	13,915,950.03	2.41
500,000.01 - 550,000.00	13	6,859,141.92	1.19
550,000.01 - 600,000.00	7	3,966,710.72	0.69
600,000.01 - 650,000.00	5	3,144,026.35	0.54
Total:	3,948	$577,688,397.00	100.00%

Minimum:	$32,966.54
Maximum:	$649,475.55
Average:	$146,324.32

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Mortgage Rates

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.001 - 4.500	5	$1,100,889.10	0.19%
4.501 - 5.000	44	10,198,701.67	1.77
5.001 - 5.500	122	23,135,725.22	4.00
5.501 - 6.000	285	57,556,578.41	9.96
6.001 - 6.500	373	67,593,573.37	11.70
6.501 - 7.000	516	86,981,666.90	15.06
7.001 - 7.500	508	81,269,345.14	14.07
7.501 - 8.000	558	76,852,516.59	13.30
8.001 - 8.500	349	44,410,276.55	7.69
8.501 - 9.000	358	43,199,500.78	7.48
9.001 - 9.500	269	30,591,116.08	5.30
9.501 - 10.000	243	26,158,307.36	4.53
10.001 - 10.500	130	12,858,414.69	2.23
10.501 - 11.000	88	7,823,448.69	1.35
11.001 - 11.500	52	4,209,166.94	0.73
11.501 - 12.000	31	2,553,561.72	0.44
12.001 - 12.500	11	776,824.30	0.13
12.501 - 13.000	5	314,306.72	0.05
13.001 - 13.500	1	104,476.77	0.02
Total:	3,948	$577,688,397.00	100.00%

Minimum:	4.500%
Maximum:	13.125%
Weighted Average:	7.454%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Original Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
360	3,948	$577,688,397.00	100.00%
Total:	3,948	$577,688,397.00	100.00%

Minimum:	360
Maximum:	360
Weighted Average:	360

Adjustable-Rate Remaining Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
301 – 360	3,948	$577,688,397.00	100.00%
Total:	3,948	$577,688,397.00	100.00%

Minimum:	351
Maximum:	360
Weighted Average:	358

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Original Loan-to-Value Ratio

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.01 - 20.00	6	$327,788.47	0.06%
20.01 - 30.00	19	1,587,217.74	0.27
30.01 - 40.00	38	3,391,906.41	0.59
40.01 - 50.00	67	7,198,059.45	1.25
50.01 - 60.00	134	17,032,427.23	2.95
60.01 - 70.00	419	58,581,183.43	10.14
70.01 - 80.00	1,511	230,781,224.32	39.95
80.01 - 90.00	1,410	206,800,081.37	35.80
90.01 - 100.00	344	51,988,508.57	9.00
Total:	3,948	$577,688,397.00	100.00%

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	12.51%
Maximum:	98.71%
Weighted Average:	80.28%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate FICO Score

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 500	9	$1,542,463.70	0.27%
501 – 520	298	35,113,308.04	6.08
521 – 540	374	48,237,269.50	8.35
541 – 560	438	55,974,026.29	9.69
561 – 580	423	56,868,573.35	9.84
581 – 600	501	70,741,741.10	12.25
601 – 620	536	81,431,119.89	14.10
621 – 640	448	66,973,219.74	11.59
641 – 660	366	61,675,378.19	10.68
661 – 680	215	38,137,507.57	6.60
681 – 700	138	25,980,672.27	4.50
701 – 720	93	16,988,861.88	2.94
721 – 740	45	7,239,050.86	1.25
741 – 760	32	4,984,020.84	0.86
761 – 780	21	3,614,050.73	0.63
781 – 800	9	1,782,410.82	0.31
801 – 820	2	404,722.23	0.07
Total:	3,948	$577,688,397.00	100.00%

Minimum:	500
Maximum:	802
Weighted Average:	607

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Loan Purpose

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Cashout Refinance	2,997	$435,772,556.39	75.43%
Purchase	916	136,946,168.59	23.71
Rate/Term Refinance	35	4,969,672.01	0.86
Total:	3,948	$577,688,397.00	100.00%

Adjustable-Rate Property Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Single Family	3,169	$442,777,902.64	76.65%
PUD	324	59,584,073.92	10.31
2-4 Family	228	44,416,161.89	7.69
Condo	187	26,119,154.09	4.52
Townhouse	25	3,065,592.54	0.53
Modular Home	15	1,725,511.91	0.30
Total:	3,948	$577,688,397.00	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate States – Top 30

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Arizona	71	$9,926,557.87	1.72%
California (North)	123	26,080,378.29	4.51
California (South)	329	71,792,766.35	12.43
Colorado	80	14,246,233.56	2.47
Connecticut	122	18,990,223.57	3.29
Florida	349	47,370,838.46	8.20
Georgia	82	10,546,096.67	1.83
Iowa	69	6,049,535.82	1.05
Illinois	124	16,987,304.87	2.94
Indiana	72	6,194,330.17	1.07
Kentucky	49	4,267,892.31	0.74
Louisiana	65	6,523,821.53	1.13
Massachusetts	196	43,601,818.49	7.55
Maryland	70	12,672,115.66	2.19
Maine	70	8,828,092.41	1.53
Michigan	169	18,178,844.77	3.15
Minnesota	116	18,066,319.05	3.13
Missouri	85	7,488,078.85	1.30
North Carolina	85	11,108,443.90	1.92
New Hampshire	106	15,589,477.38	2.70
Nevada	75	13,287,241.11	2.30
New York	215	46,046,225.69	7.97
Ohio	381	36,785,174.00	6.37
Pennsylvania	65	7,034,131.88	1.22
Rhode Island	62	11,102,800.09	1.92
Texas	135	15,254,964.38	2.64
Utah	30	4,024,032.59	0.70
Virginia	127	20,194,916.77	3.50
Vermont	45	5,578,919.22	0.97
Washington	44	8,783,339.67	1.52
Wisconsin	81	9,080,597.92	1.57
Other	256	26,006,883.71	4.50
Total:	3,948	$577,688,397.00	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Documentation Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Full/Alternative	3,006	$415,657,363.83	71.95%
Stated	942	162,031,033.16	28.05
Total:	3,948	$577,688,397.00	100.00%

Adjustable-Rate Occupancy Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Investor	211	$23,402,565.91	4.05%
Owner Occupied	3,710	549,022,728.45	95.04
Second Home	27	5,263,102.64	0.91
Total:	3,948	$577,688,397.00	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Gross Margin

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
3.001 – 3.500	19	$4,168,868.29	0.72%
3.501 – 4.000	74	15,558,364.61	2.69
4.001 – 4.500	170	34,494,379.99	5.97
4.501 – 5.000	316	58,911,045.49	10.20
5.001 – 5.500	426	75,067,475.10	12.99
5.501 – 6.000	529	87,140,893.26	15.08
6.001 – 6.500	634	91,575,360.54	15.85
6.501 – 7.000	440	62,150,775.72	10.76
7.001 – 7.500	345	43,583,611.13	7.54
7.501 – 8.000	311	36,769,677.22	6.36
8.001 – 8.500	264	27,339,974.26	4.73
8.501 – 9.000	166	19,149,022.81	3.31
9.001 – 9.500	116	10,135,265.08	1.75
9.501 – 10.000	66	6,163,812.05	1.07
10.001 – 10.500	40	3,371,450.03	0.58
10.501 – 11.000	22	1,394,035.64	0.24
11.001 – 11.500	9	609,909.01	0.11
11.501 – 12.00	1	104,476.77	0.02
Total:	3,948	$577,688,397.00	100.00%

Minimum:	3.114 %
Maximum:	11.875 %
Weighted Average:	6.228 %

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Initial Periodic Cap

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	70	$8,828,092.41	1.53%
2.000	1	148,389.80	0.03
3.000	3,877	568,711,914.79	98.45
Total:	3,948	$577,688,397.00	100.00%

Minimum:	1.000%
Maximum:	3.000%
Weighted Average:	2.969%

Adjustable-Rate Periodic Cap

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	3,948	$577,688,397.00	100.00%
Total:	3,948	$577,688,397.00	100.00%

Minimum:	1.000%
Maximum:	1.000%
Weighted Average:	1.000%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Maximum Rate

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.001 - 10.500	5	$1,100,889.10	0.19%
10.501 - 11.000	44	10,198,701.67	1.77
11.001 - 11.500	122	23,135,725.22	4.00
11.501 - 12.000	285	57,556,578.41	9.96
12.001 - 12.500	373	67,593,573.37	11.70
12.501 - 13.000	516	86,981,666.90	15.06
13.001 - 13.500	508	81,269,345.14	14.07
13.501 - 14.000	558	76,852,516.59	13.30
14.001 - 14.500	349	44,410,276.55	7.69
14.501 - 15.000	358	43,199,500.78	7.48
15.001 - 15.500	269	30,591,116.08	5.30
15.501 - 16.000	243	26,158,307.36	4.53
16.001 - 16.500	130	12,858,414.69	2.23
16.501 - 17.000	88	7,823,448.69	1.35
17.001 - 17.500	52	4,209,166.94	0.73
17.501 - 18.000	31	2,553,561.72	0.44
18.001 - 18.500	11	776,824.30	0.13
18.501 - 19.000	5	314,306.72	0.05
19.001 - 19.500	1	104,476.77	0.02
Total:	3,948	$577,688,397.00	100.00%

Minimum:	10.500%
Maximum:	19.125%
Weighted Average:	13.454%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Minimum Rate (Floor)

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 4.000	1	$148,389.80	0.03%
4.001 - 4.500	5	1,100,889.10	0.19
4.501 - 5.000	44	10,198,701.67	1.77
5.001 - 5.500	122	23,135,725.22	4.00
5.501 - 6.000	285	57,556,578.41	9.96
6.001 - 6.500	373	67,593,573.37	11.70
6.501 - 7.000	516	86,981,666.90	15.06
7.001 - 7.500	507	81,120,955.34	14.04
7.501 - 8.000	558	76,852,516.59	13.30
8.001 - 8.500	349	44,410,276.55	7.69
8.501 - 9.000	358	43,199,500.78	7.48
9.001 - 9.500	269	30,591,116.08	5.30
9.501 - 10.000	243	26,158,307.36	4.53
10.001 – 10.500	130	12,858,414.69	2.23
10.501 – 11.000	88	7,823,448.69	1.35
11.001 – 11.500	52	4,209,166.94	0.73
11.501 – 12.000	31	2,553,561.72	0.44
12.001 – 12.500	11	776,824.30	0.13
12.501 – 13.000	5	314,306.72	0.05
13.001 – 13.500	1	104,476.77	0.02
Total:	3,948	$577,688,397.00	100.00%

Minimum:	3.250%
Maximum:	13.125%
Weighted Average:	7.453%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable-Rate Next Rate Adjustment Date

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
2005-07	1	$66,004.17	0.01%
2005-08	3	544,214.34	0.09
2005-09	4	393,767.43	0.07
2005-10	6	1,069,841.36	0.19
2005-11	3	369,872.83	0.06
2005-12	29	4,323,789.87	0.75
2006-01	699	106,254,009.76	18.39
2006-02	1,184	175,171,002.85	30.32
2006-03	1,343	189,620,734.56	32.82
2006-04	547	77,327,816.31	13.39
2006-12	2	255,019.55	0.04
2007-01	16	3,315,994.06	0.57
2007-02	40	6,243,639.25	1.08
2007-03	55	9,949,990.67	1.72
2007-04	16	2,782,700.00	0.48
Total:	3,948	$577,688,397.00	100.00%